EXHIBIT II

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


1. Semi-Annual Consolidated Financial Statements, etc.
(1) Semi-Annual Consolidated Financial Statements
  (a) Semi-Annual Consolidated Balance Sheets

                                                                                                 (In millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                       FY2002 semi-annual           FY2003 semi-annual         FY2002 selected data
                                       (As of September 30, 2001)   (As of September 30, 2002) (As of March 31, 2002)
                                       ------------------------------------------------------------------------------
                                             Amount     Percentage     Amount      Percentage    Amount    Percentage
---------------------------------------------------------------------------------------------------------------------

           (Assets)                                              %                          %                       %
  I Current assets
    1. Cash and deposits                     1,124,697                 1,042,984                   707,233
    2. Trade notes and accounts              1,407,435                 1,317,877                 1,561,623
       receivable
    3. Marketable securities                 1,264,925                 1,447,001                 1,605,460
    4. Inventories                             918,718                   986,311                 1,022,718
    5. Installment credit from               2,716,279                 3,480,274                 3,334,357
       dealers
    6. Short-term loans                      1,135,084                 1,260,688                 1,192,054
    7. Deferred income taxes                   368,496                   383,622                   379,668
    8. Other                                   534,730                   812,948                   718,693
    9. Less:allowance for                      (68,971)                 (120,339)                 (110,843)
       doubtful accounts
                                       -----------------        ------------------        ------------------
       Total current assets                  9,401,394    51.4        10,611,370    53.2        10,410,966    52.3

  II Fixed assets
    (1) Property, plant and
        equipment *1
      1. Buildings and structures            1,190,186                 1,215,000                 1,230,871
      2. Machinery and equipment             1,106,401                 1,174,074                 1,179,305
      3. Vehicles and delivery               1,118,180                 1,237,833                 1,269,275
         equipment *2
      4. Land                                1,055,608                 1,078,622                 1,070,869
      5. Construction in progress              164,266                   268,288                   270,497
      6. Other                                 416,051                   433,430                   416,958
                                       -----------------        ------------------        ------------------
         Total property, plant               5,050,695    27.6         5,407,249    27.1         5,437,777    27.4
        and equipment
    (2) Intangible fixed assets
         Software                                4,278                     4,116                    4,328
                                       -----------------        ------------------        ------------------
         Total intangible fixed                  4,278     0.0             4,116     0.0            4,328     0.0
        assets
    (3) Investments and other
        assets
      1. Investments in                      2,678,266                 2,599,479                2,642,122
         securities
      2. Long-term loans                       691,425                   727,049                  796,349
      3. Deferred income taxes                 392,614                   327,816                  465,193
      4. Other                                 102,533                   299,042                  159,450
      5. Less:allowance for                    (24,465)                  (19,187)                 (27,251)
         doubtful accounts
                                       -----------------        ------------------        ------------------
         Total investments and               3,840,373    21.0         3,934,200    19.7        4,035,865    20.3
        other assets
                                       -----------------        ------------------        ------------------
       Total fixed assets                    8,895,347    48.6         9,345,567    46.8        9,477,970    47.7

                                       ------------------------------------------------------------------------------
       Total assets                         18,296,742   100.0        19,956,937   100.0       19,888,937   100.0

---------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                                 (In millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                       FY2002 semi-annual           FY2003 semi-annual          FY2002 selected data
                                       (As of September 30, 2001)   (As of September 30, 2002)  (As of March 31, 2002)
                                       ------------------------------------------------------------------------------
                                             Amount     Percentage     Amount      Percentage    Amount    Percentage
---------------------------------------------------------------------------------------------------------------------
                (Liabilities)                                    %                          %                       %
  I Current liabilities
    1. Trade notes and accounts              1,340,797                 1,420,607                 1,483,170
       payable
    2. Current portion of bonds                849,363                 1,008,708                 1,020,930
    3. Short-term borrowings                 1,136,140                 1,042,581                 1,104,365
    4. Commercial paper                             --                 1,102,701                        --
    5. Accrued expenses and other            1,054,462                 1,170,114                 1,203,969
       accounts payable
    6. Income taxes payable                    256,947                   309,352                   339,304
    7. Deferred income taxes                       695                     1,391                     1,769
    8. Allowance for product                   201,356                   240,397                   229,246
       warranties
    9. Allowance for employee bonus             45,241                    35,679                    35,838
    10.Other                                 1,379,908                   833,916                 1,764,476
                                       -----------------        ------------------        ------------------
      Total current liabilities              6,264,913     34.2        7,165,451    35.9         7,183,071    36.1

  II Long-term liabilities
    1. Bonds                                 2,874,677                 3,231,027                 3,132,372
    2. Convertible debentures                   13,308                        --                    13,308
    3. Long-term borrowings                    529,334                   467,989                   481,007
    4. Deferred income taxes                   350,149                   338,381                   398,273
    5. Allowance for retirement                745,004                   674,750                   769,714
       benefits
    6. Other                                    18,008                    96,184                   121,897
                                       -----------------        ------------------        ------------------
      Total long-term liabilities            4,530,482    24.8         4,808,334    24.1         4,916,572    24.8
                                       ------------------------------------------------------------------------------
      Total liabilities                     10,795,395    59.0        11,973,785    60.0        12,099,644    60.9
                                       ------------------------------------------------------------------------------
         (Minority interest)
      Minority interest in                     456,828     2.5           472,094     2.4           464,220     2.3
      consolidated subsidiaries
                                       ------------------------------------------------------------------------------
        (Shareholders' equity)
  I   Common stock                             397,049     2.2                --      --           397,049     2.0
  II  Capital reserve                          415,150     2.3                --      --           415,150     2.1
  III Consolidated earned surplus            6,253,584    34.1                --      --         6,527,956    32.8
  IV  Net unrealized gains on other            168,926     0.9                --      --           152,809     0.8
      securities
  V   Translation adjustments                 (151,885)   (0.8)               --      --            22,855     0.1
                                       -----------------        ------------------        ------------------
                                             7,082,826    38.7                --      --         7,515,821    37.8
  VI  Less:treasury stock                       (4,270)   (0.0)               --      --          (157,766)   (0.8)
  VII Less:common stock of the                 (34,038)   (0.2)               --      --           (32,983)   (0.2)
      Parent held by consolidated
      subsidiaries
                                       ------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

      Total shareholders' equity             7,044,517    38.5               --       --         7,325,072    36.8

  I   Common stock                                  --      --           397,049     2.0                --      --
  II  Capital surplus                               --      --           415,769     2.1                --      --
  III Retained earnings                             --      --         6,884,863    34.5                --      --
  IV  Net unrealized gains on other                 --      --           151,609     0.7                --      --
      securities
  V   Translation adjustments                       --      --           (83,968)   (0.4)               --      --
  VI  Less:treasury stock                           --      --          (254,265)   (1.3)               --      --
                                       ------------------------------------------------------------------------------
      Total shareholders' equity                    --      --         7,511,057    37.6                --      --
                                       ------------------------------------------------------------------------------
      Total liabilities and                 18,296,742   100.0        19,956,937   100.0        19,888,937   100.0
      shareholders' equity
---------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


  (b) Semi-Annual Consolidated Statements of Income                                            (In millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                  FY2002 semi-annual          FY2003 semi-annual          FY2002 selected data
                               (April 1, 2001 through       (April 1, 2002 through       (April 1, 2001 through
                                  September 30, 2001)         September 30, 2002)            March 31, 2002)
                             ---------------------------------------------------------------------------------------
                                     Amount         Percen         Amount      Percen          Amount         Percen
                                                     tage                       tage                           tage
--------------------------------------------------------------------------------------------------------------------
                                                        %                            %                            %
I   Net sales                            6,833,560  100.0              7,886,681 100.0             15,106,297 100.0
II  Cost of sales                        5,231,678   76.6              5,933,485  75.2             11,518,782  76.3
                                        ------------------           ------------------           ------------------
      Gross profit                       1,601,882   23.4              1,953,196  24.8              3,587,515  23.7
III Selling, general
    and administrative
    expenses
   1. Freight and                98,552                      104,463                      211,293
      transportation charges
   2. Selling expenses          192,218                      179,301                      388,881
   3. Advertisement             130,360                      136,710                      331,903
   4. Provision for              76,734                      102,738                      180,100
      product warranties
   5. Salaries and wages        273,665                      310,529                      615,181
   6. Provision for              24,314                       22,180                       23,233
      employee bonus
   7. Net periodic pension       13,036                       21,348                       43,435
      cost
   8. Depreciation and           39,417                       43,814                       88,581
      amortization
   9. Provision for              10,798                       47,097                       59,389
      doubtful accounts
   10.Amortization of             1,888                       10,711                        1,649
      goodwill
   11.Other                     234,313  1,095,301  16.0     243,471   1,222,368  15.5    520,395   2,464,044  16.3
                             ---------------------------------------------------------------------------------------
      Operating income                     506,581   7.4                 730,827   9.3              1,123,470   7.4

IV Non-operating income
   1. Interest income            27,546                       23,072                       46,958
   2. Dividend income             7,161                        6,466                        8,691
   3. Gains on sale of            5,165                        1,767                       12,147
      securities
   4. Gains on foreign           13,715                        5,533                       36,262
      exchange
   5. Equity in earnings of      21,344                       51,627                       15,046
      affiliates
   6. Other                      47,368    122,301   1.8      67,403    155,871   2.0     125,004    244,111   1.6
                             ------------                -------------                -------------

V  Non-operating expenses
   1. Interest expenses          17,690                       15,426                       29,838
   2. Interest on                   911                          459                        2,151
      commercial paper
   3. Loss on disposal of        14,906                       25,820                       52,637
      fixed assets
   4. Unrealized holding         10,788                        2,034                       30,782
      loss on securities
   5. Reduction of                   68                          547                        6,082
      acquisition cost of
      fixed assets
   6. Donations                   3,063                        3,806                        7,593
   7. Other                      54,802    102,232   1.5      44,575     92,671   1.2     124,971    254,057   1.6
                             ---------------------------------------------------------------------------------------
      Ordinary income                      526,649   7.7                794,028  10.1              1,113,524   7.4

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

 VI Extraordinary gains
    Gains on return of               --          --   --     186,050    186,050   2.3          --         --     --
    substituted portion of
    employee pension fund
                             ---------------------------------------------------------------------------------------
    Income before income                   526,649   7.7                980,078  12.4              1,113,524   7.4
    taxes and minority
    interest in
    consolidated
    subsidiaries
    Income taxes - current      266,806                      334,162                     591,327
    Income taxes - deferred    (37,607)    229,198   3.3      59,338    393,500   5.0   (111,169)    480,158   3.2
                             ------------                -------------                -------------
    Minority interest in                     6,337   0.1                 32,780   0.4                 17,541   0.1
    consolidated
    subsidiaries
                                        ------------------           ------------------           ------------------
    Net income                             291,114   4.3                553,797   7.0                615,824   4.1

--------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


(c) Semi-Annual Consolidated Statements of Retained Earnings and Capital Surplus

                                                                                                 (In millions of yen)
---------------------------------------------------------------------------------------------------------------------
                                       FY2002 semi-annual         FY2003 semi-annual               FY2002

                                     (April 1, 2001 through     (April 1, 2002 through     (April 1, 2001 through
                                       September 30, 2001)        September 30, 2002)          March 31, 2002)
                                   ----------------------------------------------------------------------------------
                                             Amount                     Amount                     Amount
---------------------------------------------------------------------------------------------------------------------
 I   Consolidated earned                            6,162,656                        --                   6,162,656
     surplus at beginning of
     period
 II  Decreases in consolidated
     earned surplus
    1. Dividends                          50,905                        --                    98,638
    2. Bonuses to directors                2,096                        --                     2,050
       and corporate auditors
    3. Decrease resulting from            16,817                        --                    16,742
       increase in
       consolidated
       subsidiaries
    4. Decrease resulting from
       decrease in
       consolidated
       subsidiaries                        1,148                        --                     3,874
    5. Decrease resulting from
       share retirement by the
       parent company                    129,218      200,186           --           --      129,218        250,524
                                   ---------------            --------------             --------------
 III Net income                                       291,114                        --                     615,824
                                                 --------------            ---------------            ---------------
 IV  Consolidated earned surplus                    6,253,584                        --                   6,527,956
     at end of period
                                                 --------------            ---------------            ---------------
         (Capital surplus)
 I   Capital surplus at
     beginning of period
       Capital reserve at                     --            --     415,150      415,150            --            --
       beginning of period
                                   ---------------            --------------             --------------
 II  Increase in capital surplus
       Gain on disposal of                    --            --         619          619            --            --
       treasury stock
                                   ----------------------------------------------------------------------------------
 III Capital surplus at end of                              --                  415,769                          --
     period
                                                 --------------            ---------------            ---------------
        (Retained earnings)
 I   Retained earnings at
     beginning of period
       Consolidated earned                    --            --    6,527,956    6,527,956            --           --
       surplus at beginning of
       period
                                   ---------------            --------------             --------------
 II  Increases in retained
     earnings
    1. Net income                             --                   553,797                          --
    2. Increase resulting from                --                     1,496                          --
       decrease in
       consolidated
       subsidiaries
    3. Increase resulting from                --            --         272      555,567             --           --
       increase in affiliates
       accounted for under the
       equity method
                                   ---------------            --------------             --------------
 III Decreases in retained
     earnings
    1. Dividends                              --                    53,342                           --
    2. Bonuses to directors                   --                     2,316                           --
       and corporate auditors

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


    3. Decrease resulting from                --                         9                       --
       increase in
       consolidated
       subsidiaries
    4. Decrease resulting from
       retirement of share by
       the parent company                     --           --      142,992      198,660          --              --
                                   ----------------------------------------------------------------------------------
  IV Retained earnings at end of                           --                 6,884,863                          --
     period

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

  (d) Semi-Annual Consolidated Statements of Cash Flows

                                                                                                (In millions of yen)
--------------------------------------------------------------------------------------------------------------------
                                              FY2002 semi-annual       FY2003 semi-annual           FY2002

                                            (April 1, 2001 through  (April 1, 2002 through   (April 1, 2001 through
                                              September 30, 2001)     September 30, 2002)        March 31, 2002)
                                           -------------------------------------------------------------------------
                                                    Amount                   Amount                 Amount
--------------------------------------------------------------------------------------------------------------------
  I Cash flows from operating
    activities
    1.  Income before income taxes                    526,649                 980,078              1,113,524
        and minority interest in
        consolidated subsidiaries
    2.  Depreciation expenses                         382,075                 416,044                803,607
    3.  Losses on disposal of fixed                    14,906                  25,820                 52,637
        assets
    4.  Increase (Decrease) in                         38,908               (181,472)                131,187
        allowance for retirement
        benefits
    5.  Interest and dividend income                 (34,707)                (29,539)               (55,649)
    6.  Interest expenses                              18,602                  15,886                 31,990
    7.  Equity in earnings of                        (21,344)                (51,627)               (15,046)
        affiliates
    8.  Increase in trade notes and                  (68,923)               (143,035)              (583,422)
        accounts receivable
    9.  Increase in loans receivable                 (58,889)                (98,704)               (91,321)
        of consolidated financial
        subsidiaries
    10. Decrease in inventories                        67,788                   7,805                 11,512
    11. Increase (Decrease) in trade                (113,443)                (45,766)                 14,686
        notes and accounts payable
    12. Other                                        (40,935)                 (4,133)              (174,576)
                                          -------------------------------------------------------------------------
          Subtotal                                    710,687                 891,355              1,239,130
    13. Interest and dividends                         43,310                  38,860                 68,454
        received
    14. Interest paid                                (18,860)                (15,574)               (31,475)
    15. Income taxes paid                           (281,813)               (382,641)              (516,959)
                                          -------------------------------------------------------------------------
       Cash flows from operating                      453,325                 532,001                759,149
       activities
--------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                                (In millions of yen)
--------------------------------------------------------------------------------------------------------------------


                                              FY2002 semi-annual       FY2003 semi-annual           FY2002

                                            (April 1, 2001 through  (April 1, 2002 through  (April 1, 2001 through
                                              September 30, 2001)      September 30, 2002)      March 31, 2002)
                                           -------------------------------------------------------------------------
                                                    Amount                   Amount                 Amount
--------------------------------------------------------------------------------------------------------------------
 II  Cash flows from investing
     activities
    1. Net decrease (increase) in                      25,458                (11,248)                 34,828
       time deposits
    2. Payments for purchase of                     (203,139)               (483,502)              (667,893)
       marketable securities and
       investments in securities
    3. Proceeds from sales of                          82,373                 107,632                159,139
       marketable securities and
       investments in securities
    4. Proceeds from redemption of                    300,377                 462,247                604,080
       marketable securities and
       investments in securities
    5. Payments for acquisition of                  (461,419)               (533,773)              (961,402)
       property, plant and equipment
       (excluding vehicles for lease)
    6. Payments for acquisition of                  (287,774)               (256,877)              (566,690)
       vehicles for lease
    7. Proceeds from sales of                          32,050                  31,605                 65,119
       property, plant and equipment
       (excluding vehicles for lease)
    8. Proceeds from sales of                         234,186                 126,598                408,422
       vehicles for lease
    9. Other                                         (34,770)                  34,403               (29,635)
                                           -------------------------------------------------------------------------
      Cash flows from investing                     (312,656)               (522,914)              (954,031)
      activities
 III Cash flows from financing
     activities
    1. Net increase (decrease) in                      90,571                (72,158)                 26,112
       short-term borrowings
    2. Net increase (decrease) in                   (176,912)                 207,884                 78,331
       commercial papers
    3. Proceeds from origination of                   111,612                  49,762                261,823
       long-term borrowings
    4. Payments for repayment of                    (102,795)                (63,047)              (293,559)
       long-term borrowings
    5. Proceeds from issuance of                      734,130                 840,917              1,493,896
       bonds
    6. Payments for redemption of                   (244,134)               (498,603)              (830,294)
       bonds
    7. Payments for purchase of                     (129,218)               (169,213)              (282,849)
       treasury stock
    8. Dividends paid                                (50,905)                (53,342)               (98,638)
    9. Other                                          (4,818)                 (5,089)                (6,816)
                                           -------------------------------------------------------------------------
      Cash flows from financing                       227,530                 237,111                348,005
      activities
 IV   Effect of exchange rate changes                (10,741)                (40,937)                 32,375
      on cash and cash equivalents
                                           -------------------------------------------------------------------------
 V    Net increase in cash and cash                   357,457                 205,261                185,499
      equivalents
 VI   Cash and cash equivalents at                  1,507,280               1,688,126              1,507,280
      beginning of period
 VII  Decrease in cash and cash                       (4,654)                      --                 (4,654)
      equivalents due to change in
      scope of consolidated
      subsidiaries
                                           -------------------------------------------------------------------------
 VIII Cash and cash equivalents at end              1,860,083               1,893,387              1,688,126
      of period

--------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Notes to Consolidated Financial Statements
  Significant Matters for Preparation of Semi-Annual Consolidated Financial Statements

------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                   September 30, 2002)                    March 31, 2002)
------------------------------------------------------------------------------------------------------------------

  1. Scope of Consolidation             1. Scope of Consolidation             1. Scope of Consolidation

     Number of consolidated                Number of consolidated                Number of consolidated
     subsidiaries: 551                     subsidiaries: 579                     subsidiaries: 564

     (1) Number of consolidated            (1) Number of consolidated            (1) Number of consolidated
         subsidiaries in Japan: 353            subsidiaries in Japan: 354            subsidiaries in Japan: 355

      Tokyo Toyota Motor Co., Ltd.          Tokyo Toyota Motor Co., Ltd.          Tokyo Toyota Motor Co., Ltd.
      Tokyo Toyo-Pet Motor Sales            Tokyo Toyo-Pet Motor Sales            Tokyo Toyo-Pet Motor Sales
         Co., Ltd.                             Co., Ltd.                             Co., Ltd.
      Osaka Toyopet Co., Ltd.               Osaka Toyopet Co., Ltd.               Osaka Toyopet Co., Ltd.
      Toyota Tokyo Corolla Co., Ltd.        Toyota Tokyo Corolla Co., Ltd.        Toyota Tokyo Corolla Co.,
      Hino Motors, Ltd.                     Hino Motors, Ltd.                        Ltd.
      Toyota Motor Kyushu, Inc.             Toyota Motor Kyushu, Inc.             Hino Motors, Ltd.
      Daihatsu Motor Co., Ltd.              Daihatsu Motor Co., Ltd.              Toyota Motor Kyushu, Inc.
      Toyota Motor Hokkaido, Inc.           Toyota Motor Hokkaido, Inc.           Daihatsu Motor Co., Ltd.
      Toyota Auto Body Co., Ltd.            Toyota Auto Body Co., Ltd.            Toyota Motor Hokkaido, Inc.
      Kanto Auto Works, Ltd.                Kanto Auto Works, Ltd.                Toyota Auto Body Co., Ltd.
      Araco Corporation                     Araco Corporation                     Kanto Auto Works, Ltd.
      Toyota Financial Services             Toyota Financial Services             Araco Corporation
         Corporation                           Corporation                        Toyota Financial Services
      Toyota Finance Corporation            Toyota Finance Corporation               Corporation
      Others                                Others                                Toyota Finance Corporation
                                                                                  Others
      (2) Number of consolidated            (2) Number of consolidated
      subsidiaries outside Japan:           subsidiaries outside Japan:           (2) Number of consolidated
      198                                   225                                   subsidiaries outside Japan:
                                                                                  209
      Toyota Motor North America,           Toyota Motor North America,
         Inc.                                  Inc.                               Toyota Motor North America,
      Toyota Motor Sales, U.S.A.,           Toyota Motor Europe n.v./s.v.            Inc.
         Inc.                               Toyota Motor Sales, U.S.A.,           Toyota Motor Sales, U.S.A.,
      Toyota Motor Europe Marketing            Inc.                                  Inc.
         & Engineering n.v./s.a.            Toyota Motor Marketing Europe         Toyota Motor Europe
      Toyota Deutschland G.m.b.H.              n.v./s.a.                             Marketing & Engineering
      Toyota (GB) PLC                       Toyota Deutschland G.m.b.H.              n.v./s.a.
      Toyota Motor Manufacturing,           Toyota (GB) PLC                       Toyota Deutschland G.m.b.H.
         North America, Inc.                Toyota Motor Manufacturing,           Toyota (GB) PLC
      Toyota Motor Manufacturing,              North America, Inc.                Toyota Motor Manufacturing,
         Kentucky, Inc.                     Toyota Motor Manufacturing,              North America, Inc.
      Toyota Motor Manufacturing,              Kentucky, Inc.                     Toyota Motor Manufacturing,
         Indiana, Inc.                      Toyota Motor Manufacturing,              Kentucky, Inc.
      Toyota Motor Manufacturing               Indiana, Inc.                      Toyota Motor Manufacturing,
         Canada Inc.                        Toyota Motor Manufacturing               Indiana, Inc.
      Toyota Motor Europe                      Canada Inc.                        Toyota Motor Manufacturing
         Manufacturing n.v./s.a.            Toyota Motor Engineering &               Canada Inc.
      Toyota Motor Manufacturing               Manufacturing Europe               Toyota Motor Europe
         (UK) Ltd.                             n.v./s.a.                             Manufacturing n.v./s.a.
      Toyota Motor Thailand Co.,            Toyota Motor Manufacturing            Toyota Motor Manufacturing
         Limited                               (UK) Ltd.                             (UK) Ltd.
      Toyota Motor Corporation              Kuozui Motors Ltd.                    Kuozui Motors Ltd.
         Australia Ltd.                     Toyota Motor Thailand Co.,            Toyota Motor Thailand Co.,
      Toyota Motor Credit                      Limited                               Limited
         Corporation                        Toyota Motor Corporation              Toyota Motor Corporation
      Toyota Credit Canada Inc.                Australia Ltd.                        Australia Ltd.
      Toyota Kreditbank G.m.b.H.            Toyota Motor Credit                   Toyota Motor Credit
      Toyota Motor Finance                     Corporation                           Corporation
         (Netherlands) B.V.                 Toyota Credit Canada Inc.             Toyota Credit Canada Inc.
      Toyota Financial Services             Toyota Kreditbank G.m.b.H.            Toyota Kreditbank G.m.b.H.
         (UK) PLC                           Toyota Motor Finance                  Toyota Motor Finance
      Toyota Finance Australia                 (Netherlands) B.V.                    (Netherlands) B.V.
         Limited                            Toyota Financial Services             Toyota Financial Services
      Others                                   (UK) PLC                              (UK) PLC
                                            Toyota Finance Australia              Toyota Finance Australia
                                               Limited                               Limited
                                            Others                                Others
------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                   September 30, 2002)                    March 31, 2002)
------------------------------------------------------------------------------------------------------------------
  During this semi-annual period,       During this semi-annual period,       During this fiscal year, 146
  125 companies, including Hino         27 companies, including Toyota        companies, including Hino
  Motors, Ltd., became subsidiaries     Motor Europe n.v./s.v., became        Motors, Ltd., became
  of Toyota Motor Corporation           subsidiaries of Toyota Motor          subsidiaries of Toyota Motor
  ("TMC") and were added to the         Corporation ("TMC") and were          Corporation ("TMC") and were
  scope of consolidation.               added to the scope of                 added to the scope of
  Subsidiaries excluded from the        consolidation. Subsidiaries           consolidation. Subsidiaries
  scope of consolidation included       excluded from the scope of            excluded from the scope of
  (i) 10 companies, including           consolidation included (i) 4          consolidation included (i) 11
  Toyota L&F Tokyo Co., that ceased     companies, including Toyota Kyoei     companies, including Toyota L&F
  to be subsidiaries of TMC due to      Service Co, Ltd., that ceased to      Tokyo Co., that ceased to be
  a decrease in shareholding ratio      be subsidiaries of TMC due to a       subsidiaries of TMC due to a
  resulting from the sale of their      decrease in shareholding ratio        decrease in shareholding ratio
  respective voting shares or other     resulting from the sale of their      resulting from the sale of their
  reasons; (ii) 6 companies,            respective voting shares or other     respective voting shares or
  including Toyota Industrial           reasons; (ii) 3 companies,            other reasons; (ii) 8 companies,
  Equipment Europe s.a.r.l., in         including Toyota Media Station        including Toyota Industrial
  which TMC no longer holds any         Inc., that were liquidated; and       Equipment Europe s.a.r.l., in
  voting stake as a result of the       (iii) 5 companies, including          which TMC no longer holds any
  sale of all of their shares; and      Toyota Modellista Fukuoka             voting stake as a result of the
  (iii) 3 companies, including          Corporation, that were merged         sale of all of their shares;
  Toyota Soft Engineering Inc.,         into other consolidated               (iii) 5 companies, including
  that were merged into other           subsidiaries.                         Istarsystems, Inc., that were
  consolidated subsidiaries.                                                  liquidated; and (iv) 3
                                                                              companies, including Toyota Soft
                                                                              Engineering Inc., that were
                                                                              merged into other consolidated
                                                                              subsidiaries.
  2. Application of the Equity          2. Application of the Equity          2. Application of the Equity
  Method                                Method                                Method

   (1)Number of affiliates               (1)Number of affiliates               (1)Number of affiliates
      accounted for under the               accounted for under the               accounted for under the
      equity method: 49                     equity method: 50                     equity method : 50

     (a) Number of affiliates              (a) Number of affiliates              (a) Number of affiliates
         accounted for under the               accounted for under the               accounted for under the
         equity method in Japan: 35            equity method in Japan: 34            equity method in Japan: 35

      Toyota Industries                     Toyota Industries                     Toyota Industries
         Corporation                           Corporation                           Corporation
      Aichi Steel Corporation               Aichi Steel Corporation               Aichi Steel Corporation
      Toyoda Machine Works, Ltd.            Toyoda Machine Works, Ltd.            Toyoda Machine Works, Ltd.
      Toyota Tsusho Corporation             Toyota Tsusho Corporation             Toyota Tsusho Corporation
      Aisin Seiki Co., Ltd.                 Aisin Seiki Co., Ltd.                 Aisin Seiki Co., Ltd.
      Denso Corporation                     Denso Corporation                     Denso Corporation
      Toyoda Gosei Co., Ltd.                Toyoda Gosei Co., Ltd.                Toyoda Gosei Co., Ltd.
      Aisin AW Co., Ltd.                    Aisin AW Co., Ltd.                    Aisin AW Co., Ltd.
      Aioi Insurance Co., Ltd.              Aioi Insurance Co., Ltd.              Aioi Insurance Co., Ltd.
      Others                                Others                                Others

     (b) Number of affiliates              (b) Number of affiliates              (b) Number of affiliates
         accounted for under the               accounted for under the               accounted for under the
         equity method outside                 equity method outside                 equity method outside
         Japan: 14                             Japan: 16                             Japan: 15

      New United Motor                      New United Motor                      New United Motor
         Manufacturing, Inc.                   Manufacturing, Inc.                   Manufacturing, Inc.
      Others                                Others                                Others


      Effective from this                   Effective from this                   Effective from this fiscal
      semi-annual period, Taiho             semi-annual period, 2                 year , 2 affiliates,
      Kogyo Co., Ltd. was accounted         affiliates, including Tianjin         including Taiho Kogyo Co.,
      for under the equity method           Toyota Motor Co.,Ltd., were           Ltd. were accounted for
      in consideration of its               accounted for under the               under the equity method in
      materiality. In addition, 3           equity method in                      consideration of their
      companies previously                  consideration of their                materiality. In addition, 3
      accounted as equity method            materiality. In addition,             companies previously
      affiliates, including Hino            Toyota Espana S.L., which was         accounted as equity method
      Motors, Ltd., became                  previously accounted as an            affiliates, including Hino
      subsidiaries of TMC and were          equity method affiliate,              Motors, Ltd., have become
      consequently included in the          became a subsidiary of TMC            subsidiaries of TMC and have
      scope of consolidation.               and was consequently included         consequently been included
                                            in the scope of                       in the scope of
                                            consolidation. Jeco Co.,Ltd.          consolidation.
                                            was excluded from the scope
                                            of application of the equity
                                            method as TMC no longer
                                            exerts significant influence
                                            on it as a result of the sale
                                            of its shares.

------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                   September 30, 2002)                    March 31, 2002)
------------------------------------------------------------------------------------------------------------------
  (2) Number of unconsolidated          (2) Number of unconsolidated          (2) Number of unconsolidated
      subsidiaries and affiliates           subsidiaries and affiliates           subsidiaries and affiliates
      not accounted for under the           not accounted for under the           not accounted for under the
      equity method                         equity method                         equity method

      Affiliates: 190, including            Affiliates: 184, including            Affiliates: 189, including
      Aisin Takaoka Co., Ltd.               Aisin Takaoka Co., Ltd.               Aisin Takaoka Co., Ltd.

  (3) Affiliates not accounted for      (3) Affiliates not accounted for      (3) Affiliates not accounted
      under the equity method are           under the equity method are           for under the equity method
      all insignificant in terms of         all insignificant in terms of         are all insignificant in
      their semi-annual net income          their semi-annual net income          terms of their net income
      (loss), legal reserve and             (loss), legal reserve and             (loss), legal reserve and
      retained earnings, and impact         retained earnings, and impact         retained earnings, and
      on the Semi-Annual                    on the Semi-Annual                    impact on the Consolidated
      Consolidated Financial                Consolidated Financial                Financial Statements was
      Statements was immaterial.            Statements was immaterial.            immaterial.

------------------------------------------------------------------------------------------------------------------

  3. Semi-Annual Period Ends of         3. Semi-Annual Period Ends of         3. Fiscal Year Ends of
     Consolidated Subsidiaries             Consolidated Subsidiaries             Consolidated Subsidiaries

  (1) The semi-annual period ends      (1) The semi-annual period ends        (1) The fiscal year ends of the
      of the following consolidated        of the following consolidated          following consolidated
      subsidiaries are different           subsidiaries are different from        subsidiaries are different
      from the one of TMC                  the one of TMC (September 30).         from the one of TMC (March
      (September 30).                                                             31). During this fiscal year,
                                            A total of 40 subsidiaries            94 subsidiaries, including
      A total of 130 subsidiaries           follow a calendar year whose          Toyota Motor Europe
      follow a calendar year whose          semi-annual period end on June        Manufacturing n.v./s.a.,
      semi-annual period end on June        30, including:                        changed their fiscal year ends
      30, including:                                                              from December 31 to March 31.
                                            Toyota Motor Italia S.p.A.            As a result, the fiscal years
      Toyota Motor Europe Marketing         OOO Toyota Motor                      of these subsidiaries lasted
         & Engineering n.v./s.a.            Toyota Motor Thailand Co.,            15 months. The impact,
      Toyota Deutschland G.m.b.H.              Limited                            however, on the consolidated
      Toyota (GB) PLC                       Tianjin Toyota Forging Co.,           financial statements, was
      Toyota Motor Europe                      Ltd.                               immaterial.
         Manufacturing n.v./s.a.            Tianjin Fengjin Auto Parts
      Toyota Motor Manufacturing               Co., Ltd.                          A total of 34 subsidiaries
         (UK) Ltd.                          Toyota Motor (China)                  follow a calendar year whose
      Toyota Motor Thailand Co.,               Investment Co., Ltd.               fiscal year ends on December
         Limited                            Toyota Motor Technical Center         31, including:
      Toyota Motor Corporation                 (China) Co., Ltd.
         Australia Ltd.                     Toyota Motorsport                     Toyota Motor Italia S.p.A.
      Toyota Credit Canada Inc.                GmbH                               OOO Toyota Motor
      Toyota Kreditbank G.m.b.H.                                                  Toyota Motor Thailand Co.,
      Toyota Financial Services                                                      Limited
         (UK) PLC                         In addition, the following              Siam Toyota Manufacturing
      Toyota Finance Australia            subsidiaries follow fiscal                 Co., Ltd.
         Limited                          calendars whose semi-annual             Tianjin Toyota Forging Co.,
                                          periods end on the date                    Ltd.
                                          specified in parentheses:               Tianjin Fengjin Auto Parts
                                                                                     Co., Ltd.
                                            Itagaki Kousan Co., Ltd.              Toyota Motor (China)
                                              (March 31)                             Investment Co., Ltd.
                                            Fahren Miyagi Co., Ltd.               Toyota Motor Technical
                                              (October 31)                           Center (China) Co., Ltd.
                                            Itagaki Syouji Co., Ltd.              Toyota Motorsport GmbH
                                              (December 31)
------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                   September 30, 2002)                     March 31, 2002)
------------------------------------------------------------------------------------------------------------------
(2) Of the above subsidiaries,        (2) Of the above subsidiaries,        (2) Of the above subsidiaries,
    130 subsidiaries whose                Itagaki Kousan Co., Ltd (whose        13 subsidiaries whose fiscal
    semi-annual periods end on June       semi-annual period ends on            years end on December 31,
    30, including Toyota Motor            March 31), Fahren Miyagi Co.,         including Toyota Motor
    Europe Marketing & Engineering        Ltd (whose semi-annual period         Thailand Co., Limited, were
    n.v./s.a., were consolidated          ends on Octorber 31), Itagaki         consolidated based on the
    based on their respective             Syouji Co., Ltd (whose                amounts for a year ended March
    semi-annual financial                 semi-annual period ends on            31 prepared for the purpose of
    statements as the difference in       December 31) and 12 other             consolidation.  In addition,
    semi-annual period ending dates       subsidiaries whose semi-annual        21 subsidiaries, including OOO
    did not exceed 3 months.              periods end on June 30,               Toyota Motor, were
                                          including Toyota Motor Thailand       consolidated based on their
                                          Co., Limited, were consolidated       respective financial
                                          based on the amounts for six          statements.
                                          month period ended September 30
                                          prepared for the purpose of
                                          consolidation. In addition, 28
                                          subsidiaries, including OOO
                                          Toyota Motor, were consolidated
                                          based on their respective
                                          semi-annual financial
                                          statements.
------------------------------------------------------------------------------------------------------------------
 4. Significant Accounting Policies    4. Significant Accounting Policies    4. Significant Accounting Policies
   (1) Valuation of Assets               (1) Valuation of Assets
                                                                               (1) Valuation of Assets
      (a) Securities                        (a) Securities
                                                                                  (a) Securities
          Securities with fair value            Securities with fair value
                                                                                      Securities with fair
            Principally stated at                 Principally stated at               value
            fair value based on                   fair value based on
            market prices at end of               market prices at end of               Principally stated at
            semi-annual period.                   semi-annual period.                   fair value based on
            (Unrealized holding                   (Unrealized holding                   market prices at end
            gains and losses are                  gains and losses are                  of fiscal year.
            accounted for as a                    accounted for as a                    (Unrealized holding
            component of                          component of                          gains and losses are
            shareholders' equity;                 shareholders' equity;                 accounted for as a
            cost of sales is                      cost of sales is                      component of
            determined using the                  determined using the                  shareholders' equity;
            moving average method.)               moving average method.)               cost of sales is
                                                                                        determined using the
          Securities not                        Securities not                          moving average method.)
          practicable to fair value             practicable to fair value
                                                                                      Securities not
            Principally stated at               Principally stated at                 practicable to fair value
            cost using the moving               cost using the moving
            average method.                     average method.                        Principally stated at
                                                                                       cost using the moving
                                                                                       average method.
      (b) Derivatives                       (b) Derivatives                       (b) Derivatives

          Principally stated at                Principally stated at fair             Principally stated at
          fair value.                          value.                                 fair value.

      (c) Money trusts for trading          (c) Money trusts for trading          (c) Money trusts for trading
      purposes                              purposes                              purposes

         Stated at fair value.                 Stated at fair value.                 Stated at fair value.

      (d)Inventories                        (d)Inventories                        (d)Inventories

         TMC and domestic                      TMC and domestic                      TMC and domestic
            consolidated                          consolidated                          consolidated
            subsidiaries                          subsidiaries                          subsidiaries

            Principally stated at                 Principally stated at                 Principally stated at
            cost, as determined                   cost, as determined                   cost, as determined
            using the periodic                    using the periodic                    using the periodic
            average method or the                 average method or the                 average method or the
            specific identification               specific identification               specific
            method.                               method.                               identification method.

          Overseas consolidated                 Overseas consolidated                 Overseas consolidated
          subsidiaries                          subsidiaries                          subsidiaries

            Principally stated at                 Principally stated at                Principally stated at
            the lower of cost or                  the lower of cost or                 the lower of cost or
            market value based on                 market value based on                market value based on
            the specific                          the specific                         the specific
            identification method,                identification method,               identification method,
            first-in-first-out                    first-in-first-out                   first-in-first-out
            method or                             method or                            method or
            last-in-first-out                     last-in-first-out                    last-in-first-out
            method.                               method.                              method.
------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                   September 30, 2002)                     March 31, 2002)
------------------------------------------------------------------------------------------------------------------
   (2) Depreciation and amortization     (2) Depreciation and amortization     (2) Depreciation and amortization

    (a) Depreciation of property,         (a) Depreciation of property,         (a) Depreciation of property,
        plant and equipment                   plant and equipment                   plant and equipment

         TMC and domestic                      TMC and domestic                      TMC and domestic
         consolidated subsidiaries:            consolidated subsidiaries:            consolidated subsidiaries:

          Principally computed                  Principally computed                  Principally computed
          using the declining                   using the declining                   using the declining
          balance method. The                   balance method. The                   balance method. The
          determination of useful               determination of useful               determination of useful
          life and residual value               life and residual value               life and residual value
          is based on the same                  is based on the same                  is based on the same
          standards as in the                   standards as in the                   standards as in the
          Corporation Tax Laws of               Corporation Tax Laws of               Corporation Tax Laws of
          Japan.                                Japan.                                Japan.

          However, buildings and                However, buildings and                However, buildings and
          structures, machinery and             structures, machinery and             structures, machinery
          equipment, vehicles and               equipment, vehicles and               and equipment, vehicles
          delivery equipment and                delivery equipment and                and delivery equipment
          other property, plant and             other property, plant and             and other property,
          equipment of TMC is                   equipment of TMC is                   plant and equipment of
          depreciated to their                  depreciated to their                  TMC is depreciated to
          actual residual value                 actual residual value                 their actual residual
          after they have been                  after they have been                  value after they have
          depreciated to their                  depreciated to their                  been depreciated to
          depreciable limit under               depreciable limit under               their depreciable limit
          the Corporation Tax Laws              the Corporation Tax Laws              under the Corporation
          of Japan.                             of Japan.                             Tax Laws of Japan.

         Overseas consolidated                 Overseas consolidated                 Overseas consolidated
         subsidiaries:                         subsidiaries:                         subsidiaries:

          Principally computed                  Principally computed                  Principally computed
          using the straight-line               using the straight-line               using the straight-line
          method.                               method.                               method.


    (b) Amortization of intangible        (b) Amortization of intangible        (b) Amortization of intangible
        fixed assets                          fixed assets                          fixed assets

        Software for internal use is          Software for internal use is          Software for internal use
        amortized over its estimated          amortized over its estimated          is amortized over its
        useful life of 5 years using          useful life of 5 years using          estimated useful life of 5
        the straight-line method.             the straight-line method.             years using the
                                                                                   straight-line method.

   (3) Accounting of deferred assets     (3) Accounting of deferred assets     (3) Accounting of deferred
                                                                                   assets
       Organization expense,                 Organization expense,
       business commencement                 business commencement                 Organization expense,
       expense, share issuance               expense, share issuance               business commencement
       expense, bond issuance                expense, bond issuance                expense, share issuance
       expense and bond discount             expense and bond discount             expense, bond issuance
       are expensed when paid.               are expensed when paid.               expense and bond discount
                                                                                   are expensed when paid.
------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                   September 30, 2002)                    March 31, 2002)
------------------------------------------------------------------------------------------------------------------
  (4) Significant Allowances            (4) Significant Allowances            (4) Significant Allowances

    (a)Allowance for doubtful             (a)Allowance for doubtful             (a)Allowance    for    doubtful
       accounts                              accounts                              accounts

       TMC:                                  TMC:                                  TMC:
        To prepare for credit                 To prepare for credit                 To prepare for credit
       losses on receivables,                losses on receivables,                losses on receivables,
       allowance for doubtful                allowance for doubtful                allowance for doubtful
       accounts is provided in an            accounts is provided in an            accounts is provided in an
       amount equivalent to the              amount equivalent to the              amount equivalent to the
       maximum limit deductible for          maximum limit deductible for          maximum limit deductible
       tax purposes which is                 tax purposes which is                 for tax purposes which is
       determined by the                     determined by the                     determined by the
       Corporation Tax Laws or an            Corporation Tax Laws or an            Corporation Tax Laws or an
       amount determined by                  amount determined by                  amount determined by
       considering the                       considering the                       considering the
       collectibility of receivable.         collectibility of receivable          collectibility of
                                                                                   receivable
       Consolidated subsidiaries:
        Principally computed based           Consolidated subsidiaries:            Consolidated subsidiaries:
       on the maximum limit                   Principally computed based            Principally computed based
       deductible for tax purposes           on the maximum limit                  on the maximum limit
       which is determined by the            deductible for tax purposes           deductible for tax purposes
       Corporation Tax Laws or the           which is determined by the            which is determined by the
       historical loss experience.           Corporation Tax Laws or the           Corporation Tax Laws or the
                                             historical loss experience.           historical loss experience.
    (b)Allowance for product
       warranties                         (b)Allowance for product              (b)Allowance for product
                                             warranties                            warranties
       To prepare for expenses
       related to after-sale                 To prepare for expenses               To prepare for expenses
       services, allowance for               related to after-sale                 related to after-sale
       product warranty is provided          services, allowance for               services, allowance for
       based on the terms of the             product warranty is provided          product warranty is
       warranties and historical             based on the terms of the             provided based on the terms
       experience.                           warranties and historical             of the warranties and
                                             experience.                           historical experience.
    (c)Allowance for employee
       bonuses                                                                  (c)Allowance for employee
                                          (c)Allowance for employee                bonuses
       To provide for employee               bonuses
       bonuses, some of the                                                        To provide for employee
       consolidated subsidiaries             To provide for employee               bonuses, some of the
       accrue part of the estimated          bonuses, some of the                  consolidated subsidiaries
       bonus payments for the                consolidated subsidiaries             accrue part of the
       following fiscal period               accrue part of the estimated          estimated bonus payments
       which are attributed to the           bonus payments for the                for the following fiscal
       current semi-annual period.           following fiscal period               year which are attributed
                                             which are attributed to the           to the current fiscal year.
    (d)Allowance for retirement              current semi-annual period.
       benefits                                                                 (d)Allowance for retirement
                                          (d)Allowance for retirement              benefits
       Principally to provide for            benefits
       the retirement benefits for                                                 Principally to provide for
       employees, including those            Principally to provide for            the retirement benefits for
       already retired, allowance            the retirement benefits for           employees, including those
       for retirement benefits               employees, including those            already retired, allowance
       obligations deemed to have            already retired, allowance            for retirement benefits
       been incurred during the              for retirement benefits               obligations deemed to have
       current semi-annual period            obligations deemed to have            been incurred during the
       is stated based on estimated          been incurred during the              current fiscal year is
       retirement benefit                    current semi-annual period            stated based on estimated
       obligations and estimated             is stated based on estimated          retirement benefit
       pension assets at the end of          retirement benefit                    obligations and estimated
       the fiscal year.                      obligations and estimated             pension assets at the end
                                             pension assets at the end of          of the fiscal year.
                                             the fiscal year.
------------------------------------------------------------------------------------------------------------------
  (5)Accounting for Lease               (5)Accounting for Lease               (5)Accounting for Lease
     Transactions                          Transactions                          Transactions

      Finance lease transactions            Finance lease transactions            Finance lease transactions
     not involving a transfer of           not involving a transfer of           not involving a transfer of
     title to the lessee are               title to the lessee are               title to the lessee are
     accounted in the same way as          accounted in the same way as          accounted in the same way as
     usual operating lease                 usual operating lease                 usual operating lease
     transactions.                         transactions.                         transactions.
------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                   September 30, 2002)                     March 31, 2002)
------------------------------------------------------------------------------------------------------------------
  (6)Accounting for Hedges              (6)Accounting for Hedges              (6)Accounting for Hedges

     Gains or losses arising from          Gains or losses arising from          Gains or losses arising from
     changes in fair value of the          changes in fair value of the          changes in fair value of the
     derivatives designed as               derivatives designed as               derivatives designed as
     "hedging instruments" are             "hedging instruments" are             "hedging instruments" are
     deferred as assets or                 deferred as assets or                 deferred as assets or
     liabilities, or those                 liabilities, or those                 liabilities, or those
     derivatives are used for              derivatives are used for              derivatives are used for
     valuating hedged assets or            valuating hedged assets or            valuating hedged assets or
     liabilities.                          liabilities.                          liabilities.

     TMC and its consolidated              TMC and its consolidated              TMC and its consolidated
     subsidiaries enter into the           subsidiaries enter into the           subsidiaries enter into the
     following hedge transactions:         following hedge transactions:         following hedge transactions:
     (i) foreign exchange forward          (i) foreign exchange forward          (i) foreign exchange forward
     contracts and currency option         contracts and currency option         contracts and currency option
     contracts, primarily to hedge         contracts, primarily to hedge         contracts, primarily to hedge
     against exchange rate                 against exchange rate                 against exchange rate
     fluctuation risks related to          fluctuation risks related to          fluctuation risks related to
     accounts receivable                   accounts receivable                   accounts receivable
     denominated in foreign                denominated in foreign                denominated in foreign
     currencies, primarily the U.S.        currencies, primarily the U.S.        currencies, primarily the
     dollar; (ii) interest rate            dollar; (ii) interest rate            U.S. dollar; (ii) interest
     options, primarily to hedge           options, primarily to hedge           rate options, primarily to
     against interest rate                 against interest rate                 hedge against interest rate
     fluctuation risks related to          fluctuation risks related to          fluctuation risks related to
     floating-rate liabilities; and        floating-rate liabilities; and        floating-rate liabilities;
     (iii) interest-currency swaps         (iii) interest-currency swaps         and (iii) interest-currency
     and interest rate swaps,              and interest rate swaps,              swaps and interest rate
     primarily to hedge against            primarily to hedge against            swaps, primarily to hedge
     currency and interest rate            currency and interest rate            against currency and interest
     fluctuation risks related to          fluctuation risks related to          rate fluctuation risks
     the principal and coupon of           the principal and coupon of           related to the principal and
     bond portfolios denominated in        bond portfolios denominated in        coupon of bond portfolios
     foreign currencies and bonds          foreign currencies and bonds          denominated in foreign
     issued in foreign currencies.         issued in foreign currencies.         currencies and bonds issued
                                                                                 in foreign currencies.
     The evaluation of hedge               The evaluation of hedge
     effectiveness is conducted by         effectiveness is conducted by         The evaluation of hedge
     comparing the accumulated             comparing the accumulated             effectiveness is conducted by
     fluctuation in fair value or          fluctuation in fair value or          comparing the accumulated
     cash flow of the hedged item          cash flow of the hedged item          fluctuation in fair value or
     and the hedge instrument              and the hedge instrument              cash flow of the hedged item
     between the start date of the         between the start date of the         and the hedge instrument
     hedge and the day of                  hedge and the day of                  between the start date of the
     evaluation.                           evaluation.                           hedge and the day of
                                                                                 evaluation.
     TMC believes that its exposure        TMC believes that its exposure
     to credit risk is immaterial          to credit risk is immaterial          TMC believes that its
     as the counterparties of the          as the counterparties of the          exposure to credit risk is
     transactions entered into by          transactions entered into by          immaterial as the
     TMC and its subsidiaries are          TMC and its subsidiaries are          counterparties of the
     diversified among financial           diversified among financial           transactions entered into by
     institutions with strong              institutions with strong              TMC and its subsidiaries are
     credit profiles. The execution        credit profiles. The execution        diversified among financial
     and management of hedge               and management of hedge               institutions with strong
     transactions is conducted by          transactions is conducted by          credit profiles. The
     the financial department of           the financial department of           execution and management of
     each company upon obtaining           each company upon obtaining           hedge transactions is
     approval from directors               approval from directors               conducted by the financial
     overseeing the accounting and         overseeing the accounting and         department of each company
     financial operations. The             financial operations. The             upon obtaining approval from
     status of these transactions          status of these transactions          directors overseeing the
     is periodically reported to           is periodically reported to           accounting and financial
     the overseeing directors.             the overseeing directors.             operations. The status of
                                                                                 these transactions is
                                                                                 periodically reported to the
                                                                                 overseeing directors.
------------------------------------------------------------------------------------------------------------------
  (7) Accounting of consumption             (7) Accounting of consumption         (7) Accounting of consumption
      taxes                                     taxes                                 taxes

      Consumption tax is computed           Consumption tax is computed           Consumption tax is computed
      using the net-of-tax method.          using the net-of-tax method.          using the net-of-tax method.
------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                   September 30, 2002)                     March 31, 2002)
------------------------------------------------------------------------------------------------------------------
  5.  Definition of funds on            5.  Definition of funds on            5.  Definition of funds on
      semi-annual consolidated              semi-annual consolidated              consolidated statements of
      statements of cash flows              statements of cash flows              cash flows

       Funds (cash and cash                  Funds (cash and cash                  Funds (cash and cash
      equivalents) on the                   equivalents) on the                   equivalents) on the
      semi-annual consolidated              semi-annual consolidated              consolidated statements of
      statements of cash flows              statements of cash flows              cash flows include cash on
      include cash on hand,                 include cash on hand,                 hand, immediately accessible
      immediately accessible bank           immediately accessible bank           bank deposits, and
      deposits, and short-term              deposits, and short-term              short-term investments with
      investments with an original          investments with an original          an original maturity of 3
      maturity of 3 months or less          maturity of 3 months or less          months or less that are
      that are readily convertible          that are readily convertible          readily convertible into
      into cash and that bear low           into cash and that bear low           cash and that bear low
      fluctuation risks.                    fluctuation risks.                    fluctuation risks.
------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


  Change in Presentation
----------------------------------------------------------------------------------------------------------------
            FY2002 semi-annual consolidated                        FY2003 semi-annual consolidated
                (April 1, 2001 through                                 (April 1, 2002 through
                  September 30, 2001)                                     September 30, 2002)
----------------------------------------------------------------------------------------------------------------
                                                           "Commercial paper" is presented as a separate
                                                           line item in the semi-annual consolidated balance
                                                           sheet because it exceeded 5% of the total of
                                                           liabilities, minority interests and shareholders'
                          ------                           equity as of the end of the semi-annual period.

                                                           The line item "Other" under "Current liabilities"
                                                           in the semi-annual consolidated balance sheet of
                                                           the previous semi-annual period included
                                                           commercial paper in the amount of (Y)616,901
                                                           million.
----------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


  Additional Information
------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                  September 30, 2002)                     March 31, 2002)
------------------------------------------------------------------------------------------------------------------

                                          1.In conjunction with enforcement
                                          of the Defined Benefit
                                          Enterprise Pension Plan Law,
                                          TMC and some of its domestic
                                          consolidated subsidiaries and
                                          domestic affiliates accounted
                                          for under the equity method
                                          received approval from the
                                          Minister of Health, Labor and
                                          Welfare, for exemption from
                                          payment of future benefit
                                          regarding the substituted
                                          portion of the employee pension
                                          fund (TMC received approval on
                                          April 1, 2002).

                                          TMC and these subsidiaries and
                                          affiliates applied the
                                          transitional accounting
                                          treatment specified in
                                          paragraph 47-2 of the
                                          "Practical Guidelines of
                                          Accounting for Retirement
                                          Benefits (Interim Report)"
                                          (Accounting Committee Report
                                          No. 13 issued by the Japanese
                                          Institute of Certified Public
                                          Accountants), and recognized an
                                          extinguishment of retirement
                                          benefit obligation with respect
                                          to such substituted portion as
                                          of the date of the approval.

                                          As a result, (Y)30,301 million
                                          was recognized as "Equity in
                                          earnings of affiliates" under
                                          "Non-operating income", and
                 ------                   (Y)186,050 million was recognized                  ------
                                          as "Gains on return of
                                          substituted portion of employee
                                          pension fund" under
                                          "Extraordinary gains" in this
                                          semi-annual period.

                                          The value of the returned
                                          portion as of the end of this
                                          semi-annual period was(Y)354,083
                                          million.
------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


  Additional Information
------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                  September 30, 2002)                     March 31, 2002)
------------------------------------------------------------------------------------------------------------------
                                        2.From this consolidated
                                          semi-annual period, TMC and its
                                          subsidiaries has adopted the
                                          new standard "Accounting
                                          Standard for Treasury Stock and
                                          Reduction of Legal Reserve"
                                          (Financial Accounting Standards
                                          No. 1). The adoption of the new
                                          standard had no material impact
                                          on the results of this
                                          semi-annual period.

                                          In connection with the
                                          amendment of the Regulations
                                          Regarding Interim Financial
                                          Statements, etc., shareholders'
                                          equity in the semi-annual
                                          consolidated balance sheet and
                                          the semi-annual consolidated
                                          statements of retained earnings
                                          of this semi-annual period have
                                          been prepared in accordance
                                          with the amended regulations.
------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

NOTES TO SEMI-ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(Semi-Annual Consolidated Balance Sheets)

Note 1. Accumulated depreciation of property, plant and equipment as of September 30, 2001, September 30, 2002 and March 31, 2002 were
        (Y)7,483,403 million, (Y)7,770,939 million and (Y)7,771,307 million, respectively.

        Vehicles and delivery equipment as of September 30, 2001, September 30, 2002 and March 31, 2002 included assets under lease agreements (Toyota as lessor) in the amounts of (Y)1,021,510 million, (Y)1,109,561 million and (Y)1,153,861, respectively.

Note 2. Assets pledged as collateral at September 30, 2001, September 30, 2002 and March 31, 2002 were as follows:

                                                                         September 30,                 March 31,
                                                               --------------------------------      -------------
                                                                    2001              2002               2002
       -----------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Notes receivable                                         (Y)75,270         (Y)42,874          (Y)47,007
       Installment credit from dealers                            168,019            94,699            138,102
       Buildings and structures                                    67,557            68,954             67,504
       Machinery and equipment                                     18,647            18,167             18,028
       Land                                                        76,276           103,622            106,072
       Other                                                       41,736            22,285             20,618
       -----------------------------------------------------------------------------------------------------------
                Total                                             447,507           350,603            397,334
       -----------------------------------------------------------------------------------------------------------

        Secured liabilities at September 30, 2001, September 30, 2002 and March 31, 2002 were as follows:

                                                                         September 30,                 March 31,
                                                               --------------------------------      -------------
                                                                    2001              2002               2002
       -----------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Short-term borrowings                                    (Y)80,919        (Y)147,280         (Y)141,136
       Long-term borrowings                                       191,245            76,378             73,220
       Bonds                                                      128,550            94,699            138,102
       -----------------------------------------------------------------------------------------------------------
                Total                                             400,715           318,359            352,459
       -----------------------------------------------------------------------------------------------------------

Note 3. Guarantees
                                                                         September 30,                 March 31,
                                                               --------------------------------      -------------
                                                                    2001              2002               2002
       -----------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Debt guarantees related to the operation of             (Y)755,889        (Y)795,818         (Y)783,339
       consolidated financial subsidiaries
       Other guarantees                                            22,524            27,532             25,336
       Other acts similar to guarantees                                13                16                 34
       -----------------------------------------------------------------------------------------------------------
                Total                                             778,428           823,367            808,710
       -----------------------------------------------------------------------------------------------------------

Note 4. Notes receivable
                                                                         September 30,                 March 31,
                                                               --------------------------------      -------------
                                                                    2001              2002               2002
       -----------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Discounts on notes receivable                             (Y)8,195         (Y)12,014           (Y)7,109
       Transfer by endorsement of notes receivable                     68                55                 61
       -----------------------------------------------------------------------------------------------------------
Note 5. Unfunded loans under overdraft contracts and loan commitments

                                                                         September 30,                 March 31,
                                                               --------------------------------      -------------
                                                                    2001              2002               2002
       -----------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Unfunded loans provided by consolidated financial       (Y)350,637      (Y)1,003,915         (Y)731,702
       subsidiaries under overdraft contracts and loan
       commitments
       -----------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


The above funds are not necessarily fully executed, as some of the revolving contracts and loan commitments referred above are contingent upon a satisfactory review of the creditworthiness of the customer.

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


(Semi-Annual Consolidated Statements of Cash Flows)

Note 1. The correlation between cash and cash equivalents as of the end of each period and items presented on the semi-annual consolidated balance sheets

                                                                         September 30,                 March 31,
                                                               --------------------------------      -------------
                                                                    2001              2002               2002
       -----------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Cash and deposits                                     (Y)1,124,697      (Y)1,042,984         (Y)707,233
       Marketable securities                                    1,264,925         1,447,001          1,605,460
       -----------------------------------------------------------------------------------------------------------
                Total                                           2,389,622         2,489,986          2,312,694
       -----------------------------------------------------------------------------------------------------------
       Time deposits and bonds with a maturity of over 3         (529,539)         (596,599)          (624,568)
       months
       Cash and cash equivalents                                1,860,083         1,893,387          1,688,126
       -----------------------------------------------------------------------------------------------------------


Note 2. In connection with the consolidation of Hino Motors, Ltd. and its subsidiaries resulting from the acquisition of shares of Hino Motors, Ltd. during FY2002, the following shows the correlation between the assets and liabilities of Hino Motors, Ltd. and its subsidiaries as of the start of consolidation, the acquisition price, and net payment to acquire Hino Motors, Ltd.:

                                                                               (in millions)
       Current assets                                                            (Y)381,853
       Fixed assets                                                                 436,295
       Current liabilities                                                         (461,628)
       Long-term liabilities                                                       (157,665)
       Goodwill                                                                      (3,575)
       Minority interest and other                                                 (128,994)
       ------------------------------------------------------------------------------------------
       Acquisition cost of shares of Hino Motors, Ltd.                               66,286
       Cash and cash equivalents of Hino Motors Ltd. and its subsidiaries           (36,972)
       ------------------------------------------------------------------------------------------
       Net acquisition cost                                                          29,314


       The above net acquisition cost was included in "Other" under "Cash flows from investing activities".

Note 3. During FY2002, no non-cash transaction that will have a material impact on cash flows in subsequent fiscal years had occurred.

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Lease)

1. Finance lease transactions not involving a transfer of title to the lessee:

(1)  Leases entered into by TMC or its consolidated subsidiaries as lessee:

       (a) Equivalents of acquisition costs, accumulated depreciation and book value at September 30, 2001, September 30, 2002 and March 31, 2002 were as follows:

                                                                         September 30,                 March 31,
                                                               --------------------------------      -------------
                                                                    2001              2002               2002
       -----------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Machinery and equipment:
            Acquisition cost equivalent                         (Y)42,671         (Y)30,389          (Y)19,711
            Accumulated depreciation equivalent                    13,870             8,053             12,455
            Book value equivalent                                  28,800            22,335              7,256
       Vehicles and delivery equipment:
            Acquisition cost equivalent                             2,805             2,797              1,489
            Accumulated depreciation equivalent                       894             1,343                722
            Book value equivalent                                   1,910             1,454                767
       Other:
            Acquisition cost equivalent                            39,761            34,032             30,411
            Accumulated depreciation equivalent                    19,084            15,368             17,673
            Book value equivalent                                  20,677            18,664             12,738
       -----------------------------------------------------------------------------------------------------------
       Total:
            Acquisition cost equivalent                            85,238            67,219             51,613
            Accumulated depreciation equivalent                    33,849            24,765             30,851
            Book value equivalent                                  51,389            42,454             20,762
       -----------------------------------------------------------------------------------------------------------

       (b) The equivalent amounts of outstanding future lease payments at September 30, 2001, September 30, 2002 and March 31, 2002 were as follows:

                                                                         September 30,                 March 31,
                                                               --------------------------------      -------------
                                                                    2001              2002               2002
       -----------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Due within one year                                      (Y)10,590          (Y)7,351           (Y)9,371
       Due after one year                                          32,626            42,207             13,040
       -----------------------------------------------------------------------------------------------------------
                Total                                              43,217            49,558             22,412
       -----------------------------------------------------------------------------------------------------------

       (c) Lease payments, depreciation expense equivalent and interest expense equivalent for the six months ended September 30, 2001, September 30, 2002 and for the year ended March 31, 2002 were as follows:

                                                                       Six months ended            Year ended March
                                                                         September 30,                    31,
                                                               --------------------------------      -------------
                                                                    2001              2002               2002
       -----------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Lease payments                                            (Y)5,006          (Y)6,113           (Y)8,855
       Depreciation expense equivalent                              5,260             5,463              8,055
       Interest expense equivalent                                  1,138             1,098                819
       -----------------------------------------------------------------------------------------------------------

       (d) Calculation of depreciation expense equivalent

           Depreciation expense equivalent is calculated by applying the straight-line method with no residual value over the useful life of the leased property.

       (e) Calculation of interest expense equivalent

           Interest expense equivalent is calculated as the difference between the total lease payments and the acquisition cost equivalent of the leased property, with the amount allocated to each accounting period using the interest method.

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


(2)  Leases entered into by TMC or its consolidated subsidiaries as lessor:

     (a) Acquisition costs, accumulated depreciation and book included in property, plant and equipment value at September 30, 2001, September 30, 2002 and March 31, 2002 were as follows:

                                                                         September 30,                 March 31,
                                                              ------------------------------------ ------------------
                                                                    2001              2002               2002
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Machinery and equipment:
            Acquisition cost                                    (Y)15,139         (Y)17,817          (Y)30,891
            Accumulated depreciation                                5,367             6,590             16,900
            Book value                                              9,772            11,226             13,991
       Vehicles and delivery :
            Acquisition cost                                       56,248            58,024             62,167
            Accumulated depreciation                               30,306            29,157             32,706
            Book value                                             25,941            28,866             29,461
       Other:
            Acquisition cost                                       36,728            42,181             59,971
            Accumulated depreciation                               16,109            19,155             30,326
            Book value                                             20,618            23,026             29,644
       --------------------------------------------------------------------------------------------------------------
       Total:
            Acquisition cost                                      108,117           118,023            153,030
            Accumulated depreciation                               51,784            54,903             79,933
            Book value                                             56,332            63,119             73,097
       --------------------------------------------------------------------------------------------------------------

     (b) The equivalent amounts of outstanding future lease income at September 30, 2001, September 30, 2002 and March 31, 2002 were as follows:

                                                                         September 30,                 March 31,
                                                              ------------------------------------ ------------------
                                                                    2001              2002               2002
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Due within one year                                      (Y)21,329         (Y)21,902          (Y)30,770
       Due after one year                                          45,882            44,149             64,522
       --------------------------------------------------------------------------------------------------------------
                Total                                              67,211            66,051             95,293
       --------------------------------------------------------------------------------------------------------------

     (c) Lease income, depreciation expense and interest income equivalent for the six months ended September 30, 2001, September 30, 2002 and for the year ended March 31, 2002 were as follows:


                                                                       Six months ended            Year ended March
                                                                         September 30,                    31,
                                                              ------------------------------------ ------------------
                                                                    2001              2002               2002
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Lease income                                             (Y)12,831         (Y)14,296          (Y)35,728
       Depreciation expense                                         8,224             9,599             21,252
       Interest income equivalent                                   1,308             1,215              3,407
       --------------------------------------------------------------------------------------------------------------

     (d)  Calculation of interest income equivalent

          Interest income equivalent is calculated by subtracting the acquisition cost of the leasing property from the sum of total lease income and estimated residual value, with the amount allocated to each accounting period using the interest method.

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


2. Operating lease

(1)  Leases entered into by TMC or its consolidated subsidiaries as lessee:

        Outstanding future lease payments

                                                                         September 30,                 March 31,
                                                              ------------------------------------ ------------------
                                                                    2001              2002               2002
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Due within one year                                       (Y)8,700         (Y)10,113          (Y)10,451
       Due after one year                                          29,329            30,675             34,640
       --------------------------------------------------------------------------------------------------------------
                Total                                              38,029            40,788             45,092
       --------------------------------------------------------------------------------------------------------------

(2)  Leases entered into by TMC or its consolidated subsidiaries as lessor:

        Outstanding future lease income

                                                                         September 30,                 March 31,
                                                              ------------------------------------ ------------------
                                                                    2001              2002               2002
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       Due within one year                                     (Y)251,802           275,755         (Y)264,478
       Due after one year                                         290,900           344,899            335,432
       --------------------------------------------------------------------------------------------------------------
                Total                                             542,702           620,655            599,910
       --------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Securities)

(FY 2002 semi-annual) (As of September 30, 2001)

1.   Bonds with fair value that are classified as be held to maturity


                             Category                          Carrying value      Fair value         Difference
                                                               on semi-annual
                                                                consolidated
                                                               balance sheet
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       (1)  Government bonds, municipal bonds, etc.                 --                 --                 --
       (2)  Corporate bonds                                         --                 --                 --
       (3)  Other                                                   --                 --                 --
       ------------------------------------------------------ ----------------- ------------------ ------------------
                               Total                                --                 --                 --
       --------------------------------------------------------------------------------------------------------------


2.   Other securities with fair value

                             Category                          Purchased cost    Carrying value       Difference
                                                                                 on semi-annual
                                                                                  consolidated
                                                                                  balance sheet
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       (1)  Equity securities                                  (Y)430,662        (Y)660,004         (Y)229,342
       (2)  Bonds
              Government bonds, municipal bonds, etc.             489,045           499,784             10,739
              Corporate bonds                                     759,286           771,235             11,949
              Other                                                 --                 --                 --
       (3)  Other                                                 423,366           423,031               (335)
       --------------------------------------------------------------------------------------------------------------
                               Total                            2,102,361         2,354,056            251,695
       --------------------------------------------------------------------------------------------------------------

3. The main categories of securities not practicable to determining fair value and their carrying value on the semi-annual consolidated balance sheet:

                                                                   (In millions)
       (1)  Securities classified as held to maturity
              Government bonds, municipal bonds, etc.                     --
              Corporate bonds                                             --
              Other                                                       --
       (2)  Other securities
              Unlisted equity securities (excluding                 (Y)34,032
              over-the-counter stocks)
              Unlisted bonds
               Government bonds, municipal bonds, etc.                     20
               Corporate bonds                                             79
              Other unlisted securities                               488,336

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(FY 2003 semi-annual) (As of September 30, 2002)

1.   Bonds with fair value that are classified as be held to maturity

                                                               Carrying value
                                                               on semi-annual
                             Category                           consolidated
                                                               balance sheet       Fair value         Difference
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       (1)  Government bonds, municipal bonds, etc.                 --                 --                 --
       (2)  Corporate bonds                                         --                 --                 --
       (3)  Other                                                   --                 --                 --
       --------------------------------------------------------------------------------------------------------------
                               Total                                --                 --                 --
       ------------------------------------------------------ ----------------- ------------------ ------------------


2.   Other securities with fair value


                             Category                          Purchased cost    Carrying value       Difference
                                                                                 on semi-annual
                                                                                  consolidated
                                                                                  balance sheet
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       (1)  Equity securities                                  (Y)413,640        (Y)628,744         (Y)215,104
       (2)  Bonds
              Government bonds, municipal bonds, etc.             406,979           417,605             10,626
              Corporate bonds                                     912,449           925,076             12,627
              Other                                                    --                --                 --
       (3)  Other                                                 392,166           391,691               (475)
       --------------------------------------------------------------------------------------------------------------
                               Total                            2,125,235         2,363,117            237,882
       --------------------------------------------------------------------------------------------------------------


3. The main categories of securities not practicable to determining fair value and their carrying value on the semi-annual consolidated balance sheet:

                                                                   (In millions)
       (1)  Securities classified as be held to maturity
              Government bondsmunicipal bonds, etc.                       --
              Corporate bonds                                             --
              Other                                                       --
       (2)  Other securities
              Unlisted equity securities (excluding                 (Y)44,922
              over-the-counter stocks)
              Unlisted bonds
               Government bonds, municipal bonds, etc.                     --
               Corporate bonds                                          8,432
              Other unlisted securities                               574,102

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(FY 2002) (As of March 31, 2002)

1.   Bonds with fair value that are classified as be held to maturity

                                                               Carrying value
                             Category                         on consolidated
                                                               balance sheet       Fair value         Difference
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       (1)  Government bonds, municipal bonds, etc.                 --                 --                 --
       (2)  Corporate bonds                                         --                 --                 --
       (3)  Other                                                   --                 --                 --
       --------------------------------------------------------------------------------------------------------------
                               Total                                --                 --                 --
       --------------------------------------------------------------------------------------------------------------

2. Other securities with fair value


                             Category                          Purchased cost    Carrying value       Difference
                                                                                 on consolidated
                                                                                  balance sheet
       --------------------------------------------------------------------------------------------------------------
                                                                                  (in millions)
       (1)  Equity securities                                  (Y)410,629        (Y)589,576         (Y)178,947
       (2)  Bonds
              Government bonds, municipal bonds, etc.             593,591           598,988              5,397
              Corporate bonds                                     755,336           776,309             20,973
              Other                                                    --                --                 --
       (3)  Other                                                 391,124           388,888             (2,236)
       --------------------------------------------------------------------------------------------------------------
                               Total                            2,150,682         2,353,763            203,081
       --------------------------------------------------------------------------------------------------------------


3. The main categories of securities not practicable to determining fair value and their carrying value on the consolidated balance sheet:

                                                                   (In millions)
       (1)  Securities classified as held to maturity
              Government bonds, municipal bonds, etc.                     --
              Corporate bonds                                             --
              Other                                                       --
       (2)  Other securities
              Unlisted equity securities (excluding                 (Y)43,211
              over-the-counter stocks)
              Unlisted bonds
               Government bonds, municipal bonds, etc.                      2
               Corporate bonds                                          9,150
              Other unlisted securities                               723,004

       (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Derivative Transaction)

      The contract amount, fair value and unrealized holding gains (loss) of derivative

                                                                                                          (In millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                 September 30, 2001               September 30, 2002                  March 31, 2002
                         ---------------------------------  --------------------------------  --------------------------------
type of     Type of      Contract    Fair      Unrealized   Contract   Fair     Unrealized    Contract   Fair    Unrealized
underlying  transaction    amount    value   holding gains   amount    value    holding gains  amount    value  holding gains
                                                 (loss)                            (loss)                          (loss)
-----------------------------------------------------------------------------------------------------------------------------
 Currency     Foreign
             exchange
              forward
             contract

              Selling
             contract

           Japanese yen      --          --         --        1,000         (1)        (1)        --         --         --

           British pound     --          --         --         --           --         --      8,243        (96)       (96)

               Other         --          --         --       10,124        (51)       (51)     2,714        (31)       (31)

              Buying
             contract

            U.S. dollar      --          --         --       14,860        (81)       (81)        --         --         --

               Other         --          --         --        1,594         16         16         --         --         --

               Swap
           transactions

            Receipt in
            U.S. dollar
            and payment    36,297      (1,290)    (1,290)   118,482     (4,877)    (4,877)    29,274       (667)      (667)
            in Japanese
                yen

            Receipt in
            U.S. dollar
            and payment     1,093          34         34      4,308        741        741      4,156      1,517      1,517
              in euro

            Receipt in
            U.S. dollar
            and payment     5,029       1,428      1,428         --         --         --         --         --         --
            in Deutsch
               mark

            Receipt in
             euro and
            payment in         --          --         --    111,450     (3,817)    (3,817)        --         --         --
           U.S. dollars

               Other       32,327       3,656      3,656     87,957       (766)      (766)    42,683        541        541

Interest       Swap
  rate     transactions

              Receive
             fixed pay    552,958       9,675      9,675    652,802     12,846     12,846    606,198      5,577      5,577
             floating

              Receive
           floating pay   1,465,166   (24,090)   (24,090)   1,544,884  (43,287)   (43,287)   1,959,721   (5,362)    (5,362)
               fixed

              Receive
           floating pay   296,709         272        272    354,068        762        762    431,463         59         59
             floating

              Options
           Cap purchased  382,080       1,610      1,610    956,280      4,648      4,648    812,825     12,224     12,224
-----------------------------------------------------------------------------------------------------------------------------
         Total                 --          --     (8,702)        --         --      (33,866)      --         --       13,762
-----------------------------------------------------------------------------------------------------------------------------


(Notes)

1. Derivative transactions to which the hedge accounting is applied were not included in the above presentation.

2. Derivative transactions allocated to receivables or payables denominated in foreign currencies in accordance with the "Accounting Standard for Foreign Currency Transaction, etc." were not included in the above presentation.

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Segment Information)

1. Business Segment Information

FY 2002 semi-annual (April 2001 through September 2001)                                                           (In millions )
--------------------------------------------------------------------------------------------------------------------------------
                                              Automotive    Financial    All other       Total       Elimination   Consolidated
                                                            services                                   and/or
                                                                                                     unallocated
                                                                                                       assets
--------------------------------------------------------------------------------------------------------------------------------

Net sales
    (1) Sales to external customers         (Y)6,259,368   (Y)308,005   (Y)266,187   (Y)6,833,560            --    (Y)6,833,560

    (2) Intersegment sales or transfers           23,766        7,576      122,184        153,526   ((Y)153,526)             --

--------------------------------------------------------------------------------------------------------------------------------

                     Total                     6,283,134      315,581      388,371      6,987,087   (   153,526)      6,833,560

Operating expenses                             5,791,163      295,707      385,816      6,472,686   (   145,707)      6,326,979

--------------------------------------------------------------------------------------------------------------------------------

Operating income                                 491,971       19,873        2,555        514,400   (     7,819)        506,581

--------------------------------------------------------------------------------------------------------------------------------


(Notes)
1. The division of segments
      Segments are divided by the type of products and services provided.
2. Main products and services of each segment
      Automotive               --  Passenger cars, trucks, buses, etc.
      Financial services       --  Sales finance, etc.
      All other                --  Housing, information technology, etc.
3. The following table is a breakdown by segment of the assets, depreciation expenses and capital expenditure belonging to each segment. Unallocated corporate assets included in "Elimination and/or unallocated assets" is (Y)3,011,167 million, and consists primarily of funds such as cash and deposits, marketable securities and portion of investments in securities of TMC.

                                                                                                   (In millions)
----------------------------------------------------------------------------------------------------------------
                             Automotive    Financial      All other       Total       Elimination   Consolidated
                                           services                                    and/or
                                                                                     unallocated
                                                                                       assets
-----------------------------------------------------------------------------------------------------------------

Assets                    (Y)8,968,180    (Y)5,965,004   (Y)697,863   (Y)15,631,048  (Y)2,665,693   (Y)18,296,742

Depreciation expenses          320,051          52,751        9,272         382,075            --         382,075

Capital expenditure            422,730         229,055       18,405         670,190            --         670,190

-----------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(Note) 4. Semi-Annual Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(a) Semi-Annual Consolidated Balance Sheet as Classified into Non-Financial Services Business and Financial Services Business

                                                                                        (In millions)
-----------------------------------------------------------------------------------------------------
                                                                      FY 2002 semi-annual
                                                                  (As of September 30, 2001)

                                                      -----------------------------------------------
                                                                Amount                   Percentage
-----------------------------------------------------------------------------------------------------
          Assets                                                                                  %
      (Non-Financial Services Business)
I     Current assets
      1.     Cash and deposits                                        (Y)959,306
      2.     Trade notes and accounts receivable                       1,368,006
      3.     Marketable securities                                     1,243,390
      4.     Inventories                                                 914,593
      5.     Other                                                     1,033,646
                                                                   --------------
             Total current assets                                      5,518,943            30.2
II    Fixed assets
   (1)    Property, plant and equipment                                4,121,131            22.5
   (2)    Investments and other assets
      1.     Investments in securities                                 2,459,829
      2.     Long-term loans                                             313,348
      3.     Other                                                       454,802
                                                                   --------------
             Total investments and other assets                        3,227,981            17.6
                                                                   --------------
             Total fixed assets                                        7,349,112            40.1
                                                                   ---------------------------------
             Total assets                                             12,868,056            70.3

      (Financial Services Business)
I
      Current assets
      1.     Cash and deposits                                           165,391
      2.     Trade notes and accounts receivable                          48,932
      3.     Marketable securities                                        21,535
      4.     Inventories                                                   4,124
      5.     Installment credit from dealers                           2,620,662
      6.     Other                                                     1,366,803
                                                                   --------------
             Total current assets                                      4,227,450            23.1
II    Fixed assets
   (1)    Property, plant and equipment                                  929,566             5.1
   (2)    Intangible fixed assets                                          4,278             0.0
   (3)    Investments and other assets
      1.     Investments in securities                                   218,536
      2.     Long-term loans                                             569,219
      3.     Other                                                        15,952
                                                                   --------------
             Total investments and other assets                          803,708             4.4
                                                                   --------------
             Total fixed assets                                        1,737,553             9.5
                                                                   ---------------------------------
             Total assets                                              5,965,004            32.6

      (Elimination)
                                                                       (536,318)           (2.9)
             Elimination of  assets

      (Consolidated)
                                                                   ---------------------------------
             Total assets                                             18,296,742           100.0
----------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                        (In millions)
-----------------------------------------------------------------------------------------------------
                                                                       FY 2002 semi-annual
                                                                   (As of September 30, 2001)

                                                      -----------------------------------------------
                                                                 Amount                   Percentage
-----------------------------------------------------------------------------------------------------
      Liabilities                                                                                  %
    (Non-Financial Services Business)
I   Current liabilities
    1.     Trade notes and accounts payable                              (Y)1,307,404
    2.     Current portion of bonds                                           144,150
    3.     Short-term borrowings                                              902,234
    4.     Accrued expenses and other accounts payable                      1,185,103
    5.     Income taxes payable                                               252,364
    6.     Other                                                              429,452
                                                                        --------------
           Total current liabilities                                        4,220,709          23.0
II  Long-term liabilities
    1.     Bonds and convertible debentures                                   433,307
    2.     Long-term borrowings                                               263,102
    3.     Other                                                              855,096
                                                                        --------------
           Total long-term liabilities                                      1,551,506           8.5
                                                                        -----------------------------
           Total liabilities                                                5,772,215          31.5

    (Financial Services Business)
I   Current liabilities
    1.     Trade notes and accounts payable                                    34,867
    2.     Current portion of bonds                                           705,213
    3.     Short-term borrowings                                              552,785
    4.     Accrued expenses and other accounts payable                         86,268
    5.     Income taxes payable                                                 4,583
    6.     Other                                                            1,003,265
                                                                        --------------
           Total current liabilities                                        2,386,984          13.1
II  Long-term liabilities
    1.     Bonds                                                            2,454,677
    2.     Long-term borrowings                                               460,844
    3.     Other                                                              258,066
                                                                        --------------
           Total fixed liabilities                                          3,173,588          17.3
                                                                        -----------------------------
           Total liabilities                                                5,560,572          30.4

    (Elimination)  Elimination of liabilities                                (537,392)         (2.9)

                                                                        -----------------------------
    (Consolidated)  Total liabilities                                      10,795,395          59.0
                                                                        -----------------------------

        Minority interest
    (Consolidated)  Minority interest in consolidated subsidiaries            456,828           2.5
                                                                        -----------------------------

        Shareholders' equity
      (Consolidated)
I     Common stock                                                            397,049           2.2
II    Additional paid-in capital                                              415,150           2.3
III   Retained earnings                                                     6,253,584          34.1
IV    Net unrealized gains on other securities                                168,926           0.9
V     Translation adjustments                                                (151,885)         (0.8)
                                                                            7,082,826          38.7
                                                                        -----------------------------
VI    Treasury stock                                                           (4,270)         (0.0)
                                                                                      ---------------
VII   Common stock of the parent held by consolidated subsidiaries            (34,038)         (0.2)
                                                                        -----------------------------
           Total shareholders' equity                                       7,044,517          38.5

                                                                        -----------------------------
      (Consolidated)  Total liabilities, minority interest and             18,296,742         100.0
                        shareholders' equity
-----------------------------------------------------------------------------------------------------

(Note) Assets under non-financial services include unallocated corporate assets.

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(b) Semi-Annual Consolidated Statement of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                                                        (In millions)
-----------------------------------------------------------------------------------------------------
                                                                     FY 2002 semi-annual
                                                             (April 2001 through September 2001)

                                                      -----------------------------------------------
                                                                 Amount                   Percentage
-----------------------------------------------------------------------------------------------------
         (Non-Financial Services Business)                                                          %
I      Net sales                                                        (Y)6,545,434           100.0
II     Cost of sales                                                       5,025,563            76.8
                                                                     --------------------------------
            Gross profit                                                   1,519,870            23.2
III    Selling, general and administrative expenses                        1,021,963            15.6
                                                                     --------------------------------
            Operating income                                                 497,906             7.6
IV     Non-operating income                                                  119,859             1.8
V      Non-operating expenses                                                102,767             1.5
                                                                     --------------------------------
            Ordinary income                                                  514,999             7.9
                                                                     --------------------------------
            Income before income taxes and minority interest in              514,999             7.9
            consolidated subsidiaries

            Income taxes                                                     224,848             3.5
            Minority interest in consolidated subsidiaries                     6,069             0.1
                                                                     --------------------------------
            Semi-Annual net income                                           284,081             4.3

         (Financial Services Business)
I      Net sales                                                             315,581           100.0
II     Cost of sales                                                         218,888            69.4
                                                                     --------------------------------
            Gross profit                                                      96,692            30.6
III    Selling, general and administrative expenses                           76,818            24.3
                                                                     --------------------------------
            Operating income                                                  19,873             6.3
IV     Non-operating income                                                    4,181             1.3
V      Non-operating expenses                                                  4,573             1.4
           Ordinary income                                                    19,481             6.2
                                                                     --------------------------------
            Income before income taxes and minority interest in               19,481             6.2
            consolidated subsidiaries                                --------------------------------

            Income taxes                                                       7,425             2.4
            Minority interest in consolidated subsidiaries                       267             0.1
                                                                     --------------------------------
            Semi-Annual net income                                            11,789             3.7

         (Elimination)
            Elimination of semi-annual net income                             (4,756)             --

         (Consolidated)
                                                                     --------------------------------
            Semi-Annual net income                                           291,114              --
-----------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(c) Semi-Annual Consolidated Statement of Cash Flow as Classified into Non-Financial Services Business and Financial Services Business

                                                                                                                  (In millions)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    FY 2002 semi-annual
                                                                                            (April 2001 through September 2001)

                                                                                                           Amount
-------------------------------------------------------------------------------------------------------------------------------
        (Non-Financial Services Business)
I     Cash flows from operating activities
      1.     Income before income taxes and minority interest in consolidated subsidiaries               (Y)514,999
      2.     Depreciation expenses                                                                          329,323
      3.     Losses on disposal of fixed assets                                                              14,463
      4.     Increase in allowance for retirement benefits                                                   38,652
      5.     Interest and dividend income                                                                   (34,710)
      6.     Interest expenses                                                                               23,574
      7.     Equity in earnings of affiliates                                                               (19,694)
      8.     Decrease in trade notes and accounts receivable                                                256,909
      9.     Decrease in inventories                                                                         69,132
      10.    Decrease in trade notes and accounts payable                                                  (105,816)
      11.    Other                                                                                          (49,592)
                                                                                                -------------------------------
                                                          Subtotal                                        1,037,241
      12.    Interest and dividends received                                                                 41,884
      13.    Interest paid                                                                                  (24,237)
      14.    Income taxes paid                                                                             (277,191)
                                                                                                -------------------------------
                    Cash flows from operating activities                                                    777,698

II    Cash flows from investing activities
      1.     Net decrease in time deposits                                                                   30,855
      2.     Payments for purchase of marketable securities and investments in securities                   (87,265)
      3.     Proceeds from sales of marketable securities and investments in securities                      31,841
      4.     Proceeds from redemption of marketable securities and investments in securities                206,291
      5.     Payments for acquisition of property, plant and equipment (excluding                          (433,959)
             vehicles for lease
      6.     Payments for acquisition of vehicles for lease                                                 (87,000)
      7.     Proceeds from sales of property, plant and equipment (excluding vehicles for                    26,103
             lease)
      8.     Proceeds from sales of vehicles for lease                                                       63,769
      9.     Other                                                                                          (27,291)
                                                                                                -------------------------------
                    Cash flows from investing activities                                                   (276,656)

III   Cash flows from financing activities
      1.     Net decrease in short-term borrowings                                                          (38,140)
      2.     Proceeds from origination of long-term borrowings                                               50,462
      3.     Payments for repayment of long-term borrowings                                                 (58,317)
      4.     Payments for repurchase of treasury stock                                                     (129,218)
      5.     Dividends paid                                                                                 (50,905)
      6.     Other                                                                                          (18,639)
                                                                                                -------------------------------
                    Cash flows from financing activities                                                   (244,758)

IV    Effect of exchange rate changes on cash and cash equivalents                                           (6,992)
                                                                                                -------------------------------
V     Net increase in cash and cash equivalents                                                             249,290

VI    Cash and cash equivalents at beginning of period                                                    1,453,148

VII   Decrease in cash and cash equivalents due to change in scope of consolidated                           (4,654)
       subsidiaries
                                                                                                -------------------------------
VIII  Cash and cash equivalents at end of period                                                          1,697,784
-------------------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                                                                  (In millions)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    FY 2002 semi-annual
                                                                                            (April 2001 through September 2001)

                                                                                                           Amount
-------------------------------------------------------------------------------------------------------------------------------
        (Financial Services Business)
I     Cash flows from operating activities
      1.     Income before income taxes and minority interest in consolidated subsidiaries                (Y)19,481
      2.     Depreciation expenses                                                                           52,751
      3.     Equity in earnings of affiliates                                                                (1,650)
      4.     Increase in trade notes and accounts receivable                                               (324,913)
      5.     Increase in loans receivable of consolidated financial subsidiaries                            (58,889)
      6.     Other                                                                                           (6,661)
                                                                                                -------------------------------
                                                          Subtotal                                         (319,882)
      7. Interest and dividends received                                                                     1,234
      8. Income taxes paid                                                                                  (4,622)
                                                                                                -------------------------------
                    Cash flows from operating activities                                                   (323,269)

II    Cash flows from investing activities
      1.     Net increase in time deposits                                                                   (5,396)
      2.     Payments for purchase of marketable securities and investments in securities                  (115,873)
      3.     Proceeds from sales of marketable securities and investments in securities                      50,531
      4.     Proceeds from redemption of marketable securities and investments in                            94,086
             securities
      5.     Payments for acquisition of property, plant and equipment (excluding                          (27,459)
             vehicles for lease)
      6.     Payments for acquisition of vehicles for lease                                                (200,774)
      7.     Proceeds from sales of property, plant and equipment (excluding vehicles for                    5,947
             lease)
      8.     Proceeds from sales of vehicles for lease                                                      170,417
      9.     Other                                                                                           (8,216)
                                                                                                -------------------------------
                    Cash flows from investing activities                                                    (36,737)

III   Cash flows from financing activities
      1.     Net increase in short-term borrowings                                                          125,140
      2.     Net decrease in commercial paper                                                              (175,091)
      3.     Proceeds from origination of long-term borrowings                                              124,416
      4.     Payments for repayment of long-term borrowings                                                (104,538)
      5.     Proceeds from issuance of bonds                                                                734,130
      6.     Payments for redemption of bonds                                                              (244,134)
      7.     Other                                                                                           12,000
                                                                                                -------------------------------
                    Cash flows from financing activities                                                    471,923

IV    Effect of exchange rate changes on cash and cash equivalents                                           (3,749)
                                                                                                -------------------------------
V     Net increase in cash and cash equivalents                                                             108,166

VI    Cash and cash equivalents at beginning of period                                                       54,132
                                                                                                -------------------------------
VII   Cash and cash equivalents at end of period                                                            162,299
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
        (Consolidated)
IV    Effect of exchange rate changes on cash and cash equivalents                                          (10,741)
                                                                                                -------------------------------
V     Net increase in cash and cash equivalents                                                             357,457
VI    Cash and cash equivalents at beginning of period                                                    1,507,280
VII   Decrease in cash and cash equivalents due to change in scope of consolidated                           (4,654)
      subsidiaries
                                                                                                -------------------------------
VIII  Cash and cash equivalents at end of period                                                          1,860,083
-------------------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


FY 2003 semi-annual (April 2002 through September 2002)                                                               (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                             Automotive     Financial     All other       Total        Elimination     Consolidated
                                                             services                                     and/or
                                                                                                       unallocated
                                                                                                          assets
-----------------------------------------------------------------------------------------------------------------------------------
Net sales
    (1) Sales to external customers        (Y)7,279,136    (Y)341,737    (Y)265,807    (Y)7,886,681            --     (Y)7,886,681

    (2) Intersegment sales or transfers           3,173         8,444       131,226         142,844    ((Y)142,844)             --

-----------------------------------------------------------------------------------------------------------------------------------

Total                                         7,282,310       350,182       397,034       8,029,526    (   142,844)      7,886,681

   Operating expenses                         6,548,048       347,568       394,463       7,290,080    (   134,226)      7,155,853

-----------------------------------------------------------------------------------------------------------------------------------

   Operating income                             734,261         2,614         2,570         739,446    (     8,618)        730,827

-----------------------------------------------------------------------------------------------------------------------------------

(Notes)
    1. The division of segments
          Segments are divided by the type of products and services provided.
    2. Main products and services of each segment
          Automotive               --  Passenger cars, trucks, buses, etc.
          Financial services       --  Sales finance, etc.
          All other                --  Housing, information technology, etc.
    3. The following table is a breakdown by segment of the assets, depreciation expenses and capital expenditure belonging to each segment. Unallocated corporate assets included in "Elimination and/or unallocated assets" is (Y)3,354,735 million, and consists primarily of funds such as cash and deposits, marketable securities and portion of investments in securities of TMC.

                                                                                                                      (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                             Automotive     Financial     All other       Total        Elimination     Consolidated
                                                             services                                     and/or
                                                                                                       unallocated
                                                                                                          assets
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                     (Y)9,073,001  (Y)7,198,614    (Y)809,616   (Y)17,081,232   (Y)2,875,704    (Y)19,956,937

Depreciation expenses                           353,238        53,364         9,441         416,044             --          416,044

Capital expenditure                             495,270       224,332        17,730         737,333             --          737,333
-----------------------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


(Note) 4. Semi-Annual Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(a) Semi-Annual Consolidated Balance Sheet as Classified into Non-Financial Services Business and Financial Services Business.

                                                                                                   (In millions)
----------------------------------------------------------------------------------------------------------------
                                                                            FY 2003 semi-annual
                                                                        (As of September 30, 2002)

                                                        --------------------------------------------------------
                                                                     Amount                           Percentage
----------------------------------------------------------------------------------------------------------------
            Assets                                                                                             %
        (Non-Financial Services Business)
I       Current assets
        1.     Cash and deposits                                            (Y)947,523
        2.     Trade notes and accounts receivable                           1,337,361
        3.     Marketable securities                                         1,440,996
        4.     Inventories                                                     986,311
        5.     Other                                                         1,200,850
                                                                        ---------------
               Total current assets                                          5,913,043                     29.6
II      Fixed assets
     (1)    Property, plant and equipment                                    4,354,678                     21.8
     (2)    Investments and other assets
        1.     Investments in securities                                     2,381,021
        2.     Long-term loans                                                 374,268
        3.     Other                                                           481,959
                                                                        ---------------
               Total investments and other assets                            3,237,249                     16.2
                                                                        ---------------
               Total fixed assets                                            7,591,927                     38.0
                                                                        ----------------------------------------
               Total assets                                                 13,504,971                     67.6
                                                                        ---------------

        (Financial Services Business)

I       Current assets
        1.     Cash and deposits                                                95,460
        2.     Marketable securities                                             6,814
        3.     Installment credit from dealers                               3,362,829
        4.     Other                                                         1,762,115
                                                                        ---------------
               Total current assets                                          5,227,220                     26.2
II      Fixed assets
     (1)    Property, plant and equipment                                    1,052,571                      5.3
     (2)    Intangible fixed assets                                              4,116                      0.0
     (3)    Investments and other assets
        1.     Investments in securities                                       218,457
        2.     Long-term loans                                                 570,747
        3.     Other                                                           125,500
                                                                        ---------------
               Total investments and other assets                              914,705                      4.6
                                                                        ---------------
               Total fixed assets                                            1,971,393                      9.9
                                                                        ----------------------------------------
               Total assets                                                  7,198,614                     36.1

        (Elimination)
                                                                             (746,648)                     (3.7)
               Elimination of assets

        (Consolidated)
                                                                        ----------------------------------------
               Total assets                                                19,956,937                    100.0
----------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                                                   (In millions)
----------------------------------------------------------------------------------------------------------------
                                                                            FY 2003 semi-annual
                                                                        (As of September 30, 2002)

                                                        --------------------------------------------------------
                                                                     Amount                           Percentage
----------------------------------------------------------------------------------------------------------------
            Liabilities                                                                                        %
        (Non-Financial Services Business)
I    Current liabilities
     1.     Trade notes and accounts payable                              (Y)1,413,256
     2.     Current portion of bonds                                            69,899
     3.     Short-term borrowings                                              866,630
     4.     Accrued expenses and other accounts payable                      1,294,760
     5.     Income taxes payable                                               306,821
     6.     Other                                                              462,871
                                                                        ---------------
            Total current liabilities                                        4,414,239                   22.1
II   Long-term liabilities
     1.     Bonds and convertible debentures                                   500,400
     2.     Long-term borrowings                                               236,640
     3.     Other                                                              811,818
                                                                        ---------------
            Total Long-term liabilities                                      1,548,859                    7.8
                                                                        ---------------
            Total liabilities                                                5,963,099                   29.9
                                                                        ---------------------------------------

     (Financial Services Business)
I    Current liabilities
     1.     Current portion of bonds                                           939,619
     2.     Short-term borrowings                                              664,435
     3.     Commercial paper                                                 1,077,307
     4.     Accrued expenses and other accounts payable                        139,106
     5.     Income taxes payable                                                 2,530
     6.     Other                                                              450,598
                                                                        ---------------
            Total current liabilities                                        3,273,597                   16.4
II   Long-term liabilities
     1.     Bonds                                                            2,730,627
     2.     Long-term borrowings                                               456,094
     3.     Other                                                              297,498
                                                                        ---------------
            Total Long-term liabilities                                      3,484,220                   17.4
                                                                        ---------------------------------------
            Total liabilities                                                6,757,817                   33.8

     (Elimination)  Elimination of liabilities                                (747,130)                  (3.7)

                                                                        ---------------------------------------
     (Consolidated) Total liabilities                                       11,973,785                   60.0
                                                                        ---------------------------------------

         Minority interest
     (Consolidated)   Minority interest in consolidated subsidiaries           472,094                    2.4

                                                                        ---------------------------------------
         Shareholders' equity
       (Consolidated)
I      Common stock                                                            397,049                    2.0
II     Capital surplus                                                         415,769                    2.1
III    Retained earnings                                                     6,884,863                   34.5
IV     Net unrealized gains on other securities                                151,609                    0.7
V      Translation adjustments                                                 (83,968)                 (0.4)
VI     Treasury stock                                                         (254,265)                 (1.3)
                                                                        ---------------------------------------
            Total shareholders' equity                                       7,511,057                   37.6

                                                                        ---------------------------------------
       (Consolidated) Total liabilities, minority interest and              19,956,937                  100.0
                      shareholders' equity
----------------------------------------------------------------------------------------------------------------

(Notes)

      1. Assets under non-financial services include unallocated corporate assets.

      2. "Trade notes and accounts receivable", "Inventories" and "Trade notes and accounts payable" under financial services

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

         business were previously presented as separate line items. As these amounts are not material, starting from this semi-annual period "Trade notes and accounts receivable" and "Inventories" are included in "Other" under "Current assets", and "Trade notes and accounts payable" is included in "Other" under "Current liabilities". On the other hand, "Commercial paper" under financial services business was previously included in "Other" under "Current liabilities". As this item has increased in materiality, it is presented as a separate line item starting from this semi-annual period.

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

(b) Semi-Annual Consolidated Statement of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                                                                  (In millions)
---------------------------------------------------------------------------------------------------------------
                                                                              FY 2003 semi-annual
                                                                   (April 2002 through September 2002)

                                                        -------------------------------------------------------
                                                                        Amount                      Percentage
---------------------------------------------------------------------------------------------------------------
     (Non-Financial Services Business)                                                                       %
I     Net sales                                                                 (Y)7,543,567           100.0
II    Cost of sales                                                                5,697,351            75.5
                                                                               --------------------------------
           Gross profit                                                            1,846,216            24.5
III   Selling, general and administrative expenses                                 1,107,360            14.7
                                                                               --------------------------------
           Operating income                                                          738,855             9.8
IV    Non-operating income                                                           153,290             2.0
V     Non-operating expenses                                                          95,605             1.2
                                                                               --------------------------------
           Ordinary income                                                           796,540            10.6
VI    Extraordinary gains
           Gains on return of substituted portion of employee     (Y)186,050         186,050             2.4
           pension fund
                                                               ------------------------------------------------
           Income before income taxes and minority interest in                       982,591            13.0
           consolidated subsidiaries

           Income taxes                                                              395,175             5.2
           Minority interest in consolidated subsidiaries                             32,519             0.4
                                                                               --------------------------------
           Semi-Annual net income                                                    554,895             7.4

        (Financial Services Business)
I     Net sales                                                                      350,182           100.0
II    Cost of sales                                                                  232,141            66.3
                                                                               --------------------------------
           Gross profit                                                              118,040            33.7
III   Selling, general and administrative expenses                                   115,426            33.0
                                                                               --------------------------------
           Operating income                                                            2,614             0.7
IV    Non-operating income                                                             5,522             1.6
V     Non-operating expenses                                                           4,543             1.3
                                                                               --------------------------------
           Ordinary income                                                             3,592             1.0
                                                                               --------------------------------
           Income before income taxes and minority interest in                         3,592             1.0
           consolidated subsidiaries

           Income taxes                                                                  594             0.1
           Minority interest in consolidated subsidiaries                                272             0.1
                                                                               --------------------------------
           Interim net income                                                          2,725             0.8

        (Elimination)
           Elimination of semi-annual net income                                      (3,823)             --

        (Consolidated)
                                                                               --------------------------------
           Semi-Annual net income                                                    553,797              --
---------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


(c) Semi-Annual Consolidated Statement of Cash Flow as Classified into Non-Financial Services Business and Financial Services Business

                                                                                                                  (In millions)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    FY 2003 semi-annual
                                                                                            (April 2002 through September 2002)
                                                                                            -----------------------------------
                                                                                                           Amount
-------------------------------------------------------------------------------------------------------------------------------
        (Non-Financial Services Business)
I     Cash flows from operating activities
      1.     Income before income taxes and minority interest in consolidated subsidiaries              (Y)982,591
      2.     Depreciation expenses                                                                         362,679
      3.     Losses on disposal of fixed assets                                                             25,680
      4.     Decrease in allowance for retirement benefits                                                (182,293)
      5.     Interest and dividend income                                                                  (30,473)
      6.     Interest expenses                                                                              21,710
      7.     Equity in earnings of affiliates                                                              (46,873)
      8.     Decrease in trade notes and accounts receivable                                               247,847
      9.     Decrease in inventories                                                                         7,805
      10.    Decrease in trade notes and accounts payable                                                  (46,458)
      11.    Other                                                                                          95,493
                                                                                            -----------------------------------
                                                          Subtotal                                       1,437,710
      12.    Interest and dividends received                                                                38,029
      13.    Interest paid                                                                                 (21,398)
      14.    Income taxes paid                                                                            (376,974)
                                                                                            -----------------------------------
                    Cash flows from operating activities                                                 1,077,366

II    Cash flows from investing activities
      1.     Net decrease in time deposits                                                                     663
      2.     Payments for purchase of marketable securities and investments in securities                 (388,605)
      3.     Proceeds from sales of marketable securities and investments in securities                     77,796
      4.     Proceeds from redemption of marketable securities and investments in                          386,119
             securities
      5.     Payments for acquisition of property, plant and equipment (excluding                         (509,178)
             vehicles for lease)
      6.     Payments for acquisition of vehicles for lease                                                (57,793)

      7.     Proceeds from sales of property, plant and equipment (excluding vehicles for lease)            25,434
      8.     Proceeds from sales of vehicles for lease                                                      19,839
      9.     Other                                                                                         (20,566)
                                                                                            -----------------------------------
                    Cash flows from investing activities                                                  (466,291)

III   Cash flows from financing activities
      1.     Net decrease in short-term borrowings                                                         (61,792)
      2.     Proceeds from origination of long-term borrowings                                               8,675
      3.     Payments for repayment of long-term borrowings                                                (33,992)
      4.     Payments for repurchase of treasury stock                                                    (169,213)
      5.     Dividends paid                                                                                (53,342)
      6.     Other                                                                                           7,973
                                                                                            -----------------------------------
                    Cash flows from financing activities                                                  (301,690)

IV    Effect of exchange rate changes on cash and cash equivalents                                         (32,659)
                                                                                            -----------------------------------
V     Net increase in cash and cash equivalents                                                            276,725
VI    Cash and cash equivalents at beginning of period                                                   1,541,940
                                                                                            -----------------------------------
VII   Cash and cash equivalents at end of period                                                         1,818,666
---------------------------------------------------------------------------------------------------------------------------

         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)



                                                                                                                  (In millions)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                    FY 2003 semi-annual
                                                                                            (April 2002 through September 2002)
                                                                                            -----------------------------------
                                                                                                           Amount
-------------------------------------------------------------------------------------------------------------------------------
      (Financial Services Business)
I     Cash flows from operating activities
      1.     Income before income taxes and minority interest in consolidated subsidiaries               (Y)3,592
      2.     Depreciation expenses                                                                         53,364
      3.     Equity in earnings of affiliates                                                              (4,754)
      4.     Increase in trade notes and accounts receivable                                             (400,729)
      5.     Increase in loans receivable of consolidated financial subsidiaries                          (98,704)
      6.     Other                                                                                        (94,232)
                                                                                            -----------------------------------
                                                          Subtotal                                       (541,463)
      7. Interest and dividends received                                                                    1,766
      8. Income taxes paid                                                                                 (5,666)
                                                                                            -----------------------------------
                    Cash flows from operating activities                                                 (545,364)

II    Cash flows from investing activities
      1.     Net increase in time deposits                                                                (11,911)
      2.     Payments for purchase of marketable securities and investments in securities                 (95,707)
      3.     Proceeds from sales of marketable securities and investments in securities                    29,836
      4.     Proceeds from redemption of marketable securities and investments in                          76,127
             securities
      5.     Payments for acquisition of property, plant and equipment (excluding                          (24,594)
             vehicles for lease)
      6.     Payments for acquisition of vehicles for lease                                              (199,084)
      7.     Proceeds from sales of property, plant and equipment (excluding vehicles for                   6,171
             lease)
      8.     Proceeds from sales of vehicles for lease                                                    106,758
      9.     Other                                                                                         17,900
                                                                                            -----------------------------------
                    Cash flows from investing activities                                                  (94,502)

III   Cash flows from financing activities
      1.     Net increase in short-term borrowings                                                         29,242
      2.     Net increase in commercial paper                                                             210,671
      3.     Proceeds from origination of long-term borrowings                                             47,942
      4.     Payments for repayment of long-term borrowings                                              (38,451)
      5.     Proceeds from issuance of bonds                                                              691,727
      6.     Payments for redemption of bonds                                                            (364,453)
                                                                                            -----------------------------------
                    Cash flows from financing activities                                                  576,679

IV    Effect of exchange rate changes on cash and cash equivalents                                         (8,277)
                                                                                            -----------------------------------
V     Net increase in cash and cash equivalents                                                           (71,464)
VI    Cash and cash equivalents at beginning of period                                                    146,185
                                                                                            -----------------------------------
VII   Cash and cash equivalents at end of period                                                           74,721
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
        (Consolidated)
I     Effect of exchange rate changes on cash and cash equivalents                                        (40,937)
                                                                                            -----------------------------------
II    Net increase in cash and cash equivalents                                                           205,261
III   Cash and cash equivalents at beginning of period                                                  1,688,126
IV    Cash and cash equivalents at end of period                                                        1,893,387
-------------------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


FY 2002 (April 2001 through March 2002)                                                                               (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                           Automotive       Financial     All other        Total        Elimination    Consolidated
                                                            services                                      and/or
                                                                                                        unallocated
                                                                                                          assets
-----------------------------------------------------------------------------------------------------------------------------------
Net sales
    (1) Sales to external customers       (Y)13,858,017    (Y)676,723    (Y)571,557    (Y)15,106,297             --   (Y)15,106,297

    (2) Intersegment sales or transfers          51,908        16,662       247,912          316,483    ((Y)316,483)             --

-----------------------------------------------------------------------------------------------------------------------------------

Total                                        13,909,926       693,385       819,470       15,422,781    (   316,483)     15,106,297

   Operating expenses                        12,831,828       624,727       820,367       14,276,922    (   294,095)     13,982,827

-----------------------------------------------------------------------------------------------------------------------------------

   Operating income (loss)                    1,078,097        68,657      (    896)       1,145,858    (    22,387)      1,123,470

-----------------------------------------------------------------------------------------------------------------------------------

(Notes)
     1. The division of segments
           Segments are divided by the type of products and services provided.
     2. Main products and services of each segment
           Automotive               --  Passenger cars, trucks, buses, etc.
           Financial services       --  Sales finance, etc.
           All other                --  Housing, information technology, etc.
     3. The following table is a breakdown by segment of the assets, depreciation expenses and capital expenditure belonging to each segment. Unallocated corporate assets included in "Elimination and/or unallocated assets" is (Y)3,016,176 million, and consists primarily of funds such as cash and deposits, marketable securities and portion of investments in securities of TMC.

                                                                                                                      (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                           Automotive       Financial     All other        Total        Elimination    Consolidated
                                                            services                                      and/or
                                                                                                        unallocated
                                                                                                          assets
-----------------------------------------------------------------------------------------------------------------------------------
Assets                                    (Y)9,458,096     (Y)7,069,278  (Y)778,650    (Y)17,306,025    (Y)2,582,911  (Y)19,888,937

Depreciation expenses                          681,049          102,098      20,460          803,607              --        803,607

Capital expenditure                            989,445          478,589      40,736        1,508,771              --      1,508,771
-----------------------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


(Note) 4. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(a) Consolidated Balance Sheet as Classified into Non-Financial Services Business and Financial Services Business

                                                                                              (In millions)
-----------------------------------------------------------------------------------------------------------
                                                                                 FY 2002
                                                                         (As of March 31, 2002))
                                                             Amount                              Percentage
-----------------------------------------------------------------------------------------------------------
           Assets                                                                                         %
       (Non-Financial Services Business)
I      Current assets
       1.     Cash and deposits                                       (Y)549,398
       2.     Trade notes and accounts receivable                      1,572,060
       3.     Marketable securities                                    1,601,256
       4.     Inventories                                              1,022,718
       5.     Other                                                    1,111,902
                                                                 ----------------
              Total current assets                                     5,857,335                    29.5
II     Fixed assets
    (1)    Property, plant and equipment                               4,353,811                    21.9
    (2)    Intangible fixed assets                                            --                      --
    (3)    Investments and other assets
       1.     Investments in securities                                2,389,376
       2.     Long-term loans                                            399,349
       3.     Other                                                      521,349
                                                                 ----------------
              Total investments and other assets                       3,310,074                    16.6
                                                                 ----------------
              Total fixed assets                                       7,663,886                    38.5
                                                                 ------------------------------------------
              Total assets                                            13,521,221                    68.0

       (Financial Services Business)

I      Current assets
       1.     Cash and deposits                                          157,835
       2.     Marketable securities                                        4,204
       3.     Installment credit from dealers                          3,214,276
       4.     Other                                                    1,635,551
                                                                 ----------------
              Total current assets                                     5,011,868                    25.2
II     Fixed assets
    (1)    Property, plant and equipment                               1,083,966                     5.4
    (2)    Intangible fixed assets                                         4,328                     0.0
    (3)    Investments and other assets
       1.     Investments in securities                                  252,746
       2.     Long-term loans                                            640,907
       3.     Other                                                       75,461
                                                                 ----------------
              Total investments and other assets                         969,115                     4.9
                                                                 ----------------
              Total fixed assets                                       2,057,410                    10.3
                                                                 ------------------------------------------
              Total assets                                             7,069,278                    35.5

       (Elimination)
                                                                        (701,563)                   (3.5)
              Elimination of assets

       (Consolidated)
                                                                 ------------------------------------------
              Total assets                                            19,888,937                   100.0
-----------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                                              (In millions)
-----------------------------------------------------------------------------------------------------------
                                                                                 FY 2002
                                                                         (As of March 31, 2002)
                                                       ----------------------------------------------------
                                                               Amount                            Percentage
-----------------------------------------------------------------------------------------------------------
            Liabilities                                                                                   %
        (Non-Financial Services Business)
I    Current liabilities
     1.     Trade notes and accounts payable                          (Y)1,475,934
     2.     Current portion of bonds                                       154,150
     3.     Short-term borrowings                                          922,792
     4.     Accrued expenses and other accounts payable                  1,305,518
     5.     Income taxes payable                                           333,171
     6.     Other                                                          392,418
                                                                 ------------------
            Total current liabilities                                    4,583,985                  23.0
II   Long-term liabilities
     1.     Bonds and convertible debentures                               413,808
     2.     Long-term borrowings                                           255,928
     3.     Other                                                          951,092
                                                                 ------------------
            Total long-term liabilities                                  1,620,829                   8.2
                                                                 ------------------------------------------
            Total liabilities                                            6,204,815                  31.2

     (Financial Services Business)
I    Current liabilities
     1.     Current portion of bonds                                       866,780
     2.     Short-term borrowings                                          605,697
     3.     Accrued expenses and other accounts payable                    151,310
     4.     Income taxes payable                                             6,133
     5.     Other                                                        1,419,176
                                                                 ------------------
            Total current liabilities                                    3,049,099                  15.3
II   Long-term liabilities
     1.     Bonds                                                        2,731,872
     2.     Long-term borrowings                                           477,716
     3.     Other                                                          338,792
                                                                 ------------------
            Total long-term liabilities                                  3,548,381                  17.9
                                                                 ------------------------------------------
            Total liabilities                                            6,597,481                  33.2

     (Elimination)   Elimination of liabilities                           (702,652)                 (3.5)

                                                                 ------------------------------------------
     (Consolidated)  Total liabilities                                  12,099,644                  60.9
                                                                 ------------------------------------------

         Minority interest
     (Consolidated)  Minority interest in consolidated                     464,220                   2.3
                     subsidiaries
                                                                 ------------------------------------------
         Shareholders' equity
       (Consolidated)
I      Common stock                                                        397,049                   2.0
II     Additional paid-in capital                                          415,150                   2.1
III    Retained earnings                                                 6,527,956                  32.8
IV     Net unrealized gains on other securities                            152,809                   0.8
V      Translation adjustments                                              22,855                   0.1
                                                                 ------------------
                                                                         7,515,821                  37.8
VI     Treasury stock                                                     (157,766)                 (0.8)
VII    Common stock of the parent held by consolidated                     (32,983)                 (0.2)
       subsidiaries
                                                                 ------------------------------------------
            Total shareholders' equity                                   7,325,072                  36.8

                                                                 ------------------------------------------
       (Consolidated)  Total liabilities, minority interest and         19,888,937                 100.0
                      shareholders' equity
-----------------------------------------------------------------------------------------------------------

(Notes)

      1. Assets under non-financial services include unallocated corporate assets.

      2. "Trade notes and accounts receivable", "Inventories" and "Trade notes and accounts payable" under financial services were

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

         previously presented as separate line items. As these amounts are not material, starting from this period "Trade notes and accounts receivable" and "Inventories" are included in "Other" under "Current assets", and "Trade notes and accounts payable" is included in "Other" under "Current liabilities".

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


(b) Consolidated Statement of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                                                                 (In millions)
--------------------------------------------------------------------------------------------------------------
                                                                                        FY 2002
                                                                            (April 2001 through March 2002)
                                                                ----------------------------------------------
                                                                       Amount                      Percentage
--------------------------------------------------------------------------------------------------------------
     (Non-Financial Services Business)                                                                      %
I    Net sales                                                                (Y)14,471,837           100.0
II   Cost of sales                                                               11,113,753            76.8
                                                                          ------------------------------------
          Gross profit                                                            3,358,083            23.2
III  Selling, general and administrative expenses                                 2,273,530            15.7
                                                                          ------------------------------------
          Operating income                                                        1,084,553             7.5
IV   Non-operating income                                                           277,011             1.9
V    Non-operating expenses                                                         253,468             1.7
                                                                          ------------------------------------
          Ordinary income                                                         1,108,096             7.7
                                                                          ------------------------------------
          Income before income taxes and minority interest in                     1,108,096             7.7
          consolidated subsidiaries

          Income taxes                                                              475,184             3.3
          Minority interest in consolidated subsidiaries                             16,763             0.1
                                                                          ------------------------------------
          Net income                                                                616,147             4.3

       (Financial Services Business)
I    Net sales                                                                      693,385           100.0
II   Cost of sales                                                                  433,085            62.5
                                                                          ------------------------------------
          Gross profit                                                              260,299            37.5
III  Selling, general and administrative expenses                                   191,641            27.6
                                                                          ------------------------------------
          Operating income                                                           68,657             9.9
IV   Non-operating income                                                             6,313             0.9
V    Non-operating expenses                                                          53,539             7.7
                                                                          ------------------------------------
         Ordinary income                                                             21,431             3.1
                                                                          ------------------------------------
          Income before income taxes and minority interest in                        21,431             3.1
          consolidated subsidiaries

          Income taxes                                                               13,855             2.0
          Minority interest in consolidated subsidiaries                                810             0.1
                                                                          ------------------------------------
          Net income                                                                  6,765             1.0

       (Elimination)
          Elimination of  net income                                                 (7,088)             --

       (Consolidation)
                                                                          ------------------------------------
           net income                                                               615,824              --
--------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

 (c) Consolidated Statement of Cash Flow as Classified into Non-Financial Services Business and Financial Services Business

                                                                                                             (In millions)
--------------------------------------------------------------------------------------------------------------------------

                                                                                                       FY 2002
                                                                                           (April 2001 through March 2002)
                                                                                           -------------------------------
                                                                                                       Amount
--------------------------------------------------------------------------------------------------------------------------
      (Non-Financial Services Business)
I     Cash flows from operating activities
      1.     Income before income taxes and minority interest in consolidated subsidiaries        (Y)1,108,096
      2.     Depreciation expenses                                                                     701,509
      3.     Losses on disposal of fixed assets                                                         52,046
      4.     Increase in allowance for retirement benefits                                             130,877
      5.     Interest and dividend income                                                              (60,453)
      6.     Interest expenses                                                                          51,296
      7.     Equity in earnings of affiliates                                                          (38,989)
      8.     Decrease in trade notes and accounts receivable                                            43,286
      9.     Decrease in inventories                                                                     8,588
      10.    Increase in trade notes and accounts payable                                               49,513
      11.    Other                                                                                    (226,423)
                                                                                           -------------------------------
                                                          Subtotal                                   1,819,347
      12.    Interest and dividends received                                                            71,907
      13.    Interest paid                                                                             (50,781)
      14.    Income taxes paid                                                                        (497,431)
                                                                                           -------------------------------
                    Cash flows from operating activities                                             1,343,042

II    Cash flows from investing activities
      1.     Net decrease in time deposits                                                              45,906
      2.     Payments for purchase of marketable securities and investments in securities             (426,357)
      3.     Proceeds from sales of marketable securities and investments in securities                 58,443
      4.     Proceeds from redemption of marketable securities and investments in                      465,001
             securities
      5.     Payments for acquisition of property, plant and equipment (excluding                     (906,683)
             vehicles for lease)
      6.     Payments for acquisition of vehicles for lease                                           (144,556)
      7.     Proceeds from sales of property, plant and equipment (excluding vehicles for               54,972
             lease)
      8.     Proceeds from sales of vehicles for lease                                                 111,607
      9.     Other                                                                                     (56,152)
                                                                                           -------------------------------
                    Cash flows from investing activities                                              (797,817)

III   Cash flows from financing activities
      1.     Net decrease in short-term borrowings                                                     (25,909)
      2.     Proceeds from origination of long-term borrowings                                          84,018
      3.     Payments for repayment of long-term borrowings                                           (116,031)
      4.     Payments for repurchase of treasury stock                                                (282,849)
      5.     Dividends paid                                                                            (98,638)
      6.     Other                                                                                     (36,463)
                                                                                           -------------------------------
                    Cash flows from financing activities                                              (475,873)

IV    Effect of exchange rate changes on cash and cash equivalents                                      24,095
                                                                                           -------------------------------
V     Net increase in cash and cash equivalents                                                         93,446
VI    Cash and cash equivalents at beginning of period                                               1,453,148
VII   Decrease in cash and cash equivalents due to change in scope of consolidated                      (4,654)
      subsidiaries
                                                                                           -------------------------------
VIII  Cash and cash equivalents at end of period                                                     1,541,940
--------------------------------------------------------------------------------------------------------------------------

         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                                                                       (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 FY 2002
                                                                                                     (April 2001 through March 2002)
                                                                                                     ------------------------------
                                                                                                                  Amount
-----------------------------------------------------------------------------------------------------------------------------------
       (Financial Services Business)
I      Cash flows from operating activities
       1.  Income before income taxes and minority interest in consolidated subsidiaries                        (Y)21,431
       2.  Depreciation expenses                                                                                  102,098
       3.  Equity in loss of affiliates                                                                            23,942
       4.  Increase in trade notes and accounts receivable                                                       (612,144)
       5.  Increase in loans receivable of consolidated financial subsidiaries                                    (91,321)
       6.  Other                                                                                                    4,265
                                                                                                     ------------------------------
                                              Subtotal                                                           (551,727)
       7.  Interest and dividends received                                                                          1,350
       8.  Income taxes paid                                                                                      (19,527)
                                                                                                     ------------------------------
                  Cash flows from operating activities                                                           (569,905)

II     Cash flows from investing activities
       1.     Net increase in time deposits                                                                         (11,077)
       2.     Payments for purchase of marketable securities and investments in securities                         (241,535)
       3.     Proceeds from sales of marketable securities and investments in securities                             100,695
       4.     Proceeds from redemption of marketable securities and investments in securities                        139,078
       5.     Payments for acquisition of property, plant and equipment (excluding vehicles for lease)              (54,719)
       6.     Payments for acquisition of vehicles for lease                                                       (422,133)
       7.     Proceeds from sales of property, plant and equipment (excluding vehicles for lease)                     10,147
       8.     Proceeds from sales of vehicles for lease                                                              296,814
       9.     Other                                                                                                (147,036)
                                                                                                     ------------------------------
                  Cash flows from investing activities                                                             (329,766)

III    Cash flows from financing activities
       1.     Net increase in short-term borrowings                                                                  207,507
       2.     Net increase in commercial paper                                                                        85,977
       3.     Proceeds from origination of long-term borrowings                                                      190,028
       4.     Payments for repayment of long-term borrowings                                                       (185,670)
       5.     Proceeds from issuance of bonds                                                                      1,493,896
       6.     Payments for redemption of bonds                                                                     (820,294)
       7.     Other                                                                                                   12,000
                                                                                                     ------------------------------
                  Cash flows from financing activities                                                               983,445

IV     Effect of exchange rate changes on cash and cash equivalents                                                    8,280
                                                                                                     ------------------------------
V      Net increase in cash and cash equivalents                                                                      92,053
VI     Cash and cash equivalents at beginning of period                                                               54,132
                                                                                                     ------------------------------
VII    Cash and cash equivalents at end of period                                                                    146,185
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
       (Consolidated)
I      Effect of exchange rate changes on cash and cash equivalents                                                   32,375
                                                                                                     ------------------------------
II     Net increase in cash and cash equivalents                                                                     185,499
III    Cash and cash equivalents at beginning of period                                                            1,507,280
IV     Decrease in cash and cash equivalents due to change in scope of consolidated subsidiaries                     (4,654)
                                                                                                     ------------------------------
V      Cash and cash equivalents at end of period                                                                  1,688,126
-----------------------------------------------------------------------------------------------------------------------------------

         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

2. Geographical Segment Information
   FY 2002 semi-annual (April 2001 through September 2001)                                                             (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Elimination
                             Japan     North America     Europe         Other       Total            and/or           Consolidated
                                                                                                   unallocated
                                                                                                      assets
-----------------------------------------------------------------------------------------------------------------------------------
Net sales
  (1) Sales to external
      customers            (Y)3,132,091  (Y)2,642,610    (Y)598,600    (Y)460,258  (Y)6,833,560              --        (Y)6,833,560

  (2) Intersegment sales
      or transfers            1,789,492        81,157        18,054        48,690     1,937,395    ((Y)1,937,395)                --
-----------------------------------------------------------------------------------------------------------------------------------

           Total              4,921,583     2,723,768       616,655       508,948     8,770,956    (   1,937,395)         6,833,560

Operating expenses            4,509,117     2,618,816       621,872       505,417     8,255,223    (   1,928,244)         6,326,979

-----------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)         412,466       104,951    (    5,217)        3,531       515,732    (       9,150)           506,581

-----------------------------------------------------------------------------------------------------------------------------------

(Notes)
   1. The division of countries and regions
      The division of countries and regions is based on geographic proximity.
   2. Main countries and regions in each segment
         North America      --    U.S.A., Canada
         Europe             --    Belgium, Germany, United Kingdom
         Other              --    Thailand, Australia
   3. The following table is a breakdown by segment of the assets belonging to each segment. Unallocated corporate assets included in "Elimination and/or unallocated assets" is (Y)3,011,167 million, and consists primarily of funds such as cash and deposits, marketable securities and portion of investments in securities of TMC.

                                                                                                                       (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Elimination
                          Japan        North America     Europe         Other      Total            and/or            Consolidated
                                                                                                  unallocated
                                                                                                    assets
-----------------------------------------------------------------------------------------------------------------------------------

Assets                 (Y)8,907,241      5,551,040       973,730       800,994     16,233,007      2,063,734           18,296,742

-----------------------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


FY 2003 semi-annual (April 2002 through September 2002)                                                                (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Elimination
                            Japan       North America     Europe         Other      Total            and/or           Consolidated
                                                                                                  unallocated
                                                                                                    assets
-----------------------------------------------------------------------------------------------------------------------------------
Net sales

  (1) Sales to external
      customers          (Y)3,300,299   (Y)3,091,451    (Y)714,199    (Y)780,731   (Y)7,886,681              --       (Y)7,886,681

  (2) Intersegment sales
      or transfers          2,088,302        127,371        32,043        43,169      2,290,887   ((Y)2,290,887)                 --

-----------------------------------------------------------------------------------------------------------------------------------

                Total       5,388,602      3,218,822       746,243       823,901     10,177,568   (   2,290,887)         7,886,681

Operating expenses          4,852,733      3,039,678       740,825       799,339      9,432,577   (   2,276,723)         7,155,853

-----------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)       535,868        179,144         5,417        24,561        744,991   (      14,163)           730,827

-----------------------------------------------------------------------------------------------------------------------------------

(Notes)
  1. The division of countries and regions
     The division of countries and regions is based on geographic proximity.
  2. Main countries and regions in each segment
     North America     --    U.S.A., Canada
     Europe            --    Belgium, Germany, United Kingdom
     Other             --    Thailand, Australia
  3. The following table is a breakdown by segment of the assets belonging to each segment. Unallocated corporate assets included in "Elimination and/or unallocated assets" is (Y)3,354,735 million, and consists primarily of funds such as cash and deposits, marketable securities and portion of investments in securities of TMC.


                                                                                                                       (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Elimination
                            Japan       North America     Europe         Other      Total            and/or           Consolidated
                                                                                                  unallocated
                                                                                                    assets
-----------------------------------------------------------------------------------------------------------------------------------

Assets                  (Y)8,928,115    6,457,512       1,301,488     967,875      17,654,992      2,301,945          19,956,937

-----------------------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


FY 2002 (April 2001 through March 2002)                                                                                (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Elimination
                            Japan       North America     Europe         Other      Total            and/or           Consolidated
                                                                                                  unallocated
                                                                                                    assets
-----------------------------------------------------------------------------------------------------------------------------------
Net sales

 (1) Sales to external
     customers           (Y)6,698,686   (Y)5,587,784    (Y)1,537,324   (Y)1,282,502   (Y)15,106,297              --    (Y)15,106,297

 (2) Intersegment sales
     or transfers           3,835,050        244,552          57,137        117,923       4,254,664   ((Y)4,254,664)             --

-----------------------------------------------------------------------------------------------------------------------------------

           Total           10,533,737      5,832,337       1,594,461      1,400,426      19,360,962   (   4,254,664)      15,106,297

Operating expenses          9,663,410      5,566,687       1,606,867      1,380,671      18,217,637   (   4,234,810)      13,982,827

-----------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)       870,326        265,649    (     12,405)        19,754       1,143,324   (      19,853)       1,123,470

-----------------------------------------------------------------------------------------------------------------------------------


(Notes)
  1. The division of countries and regions
     The division of countries and regions is based on geographic proximity.
  2. Main countries and regions in each segment
     North America      --    U.S.A., Canada
     Europe             --    Belgium, Germany, United Kingdom
     Other              --    Thailand, Australia
  3. The following table is a breakdown by segment of the assets belonging to each segment. Unallocated corporate assets included in "Elimination and/or unallocated assets" is (Y)3,016,176 million, and consists primarily of funds such as cash and deposits, marketable securities and portion of investments in securities of TMC.

                                                                                                                       (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Elimination
                            Japan       North America     Europe         Other      Total            and/or           Consolidated
                                                                                                  unallocated
                                                                                                    assets
-----------------------------------------------------------------------------------------------------------------------------------

Assets                   (Y)9,253,687   6,534,782       1,215,021      960,048        17,963,539      1,925,397        19,888,937

-----------------------------------------------------------------------------------------------------------------------------------

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


3. Overseas Sales
   FY 2002 semi-annual (April 2001 through September 2001)                                                   (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                            North America            Europe               Other               Total
-----------------------------------------------------------------------------------------------------------------------------------
I    Overseas sales                         (Y)2,713,208           (Y)616,333           (Y)895,050        (Y)4,224,592

-----------------------------------------------------------------------------------------------------------------------------------

II   Consolidated sales                                                                                      6,833,560

-----------------------------------------------------------------------------------------------------------------------------------

III  Ratio of overseas sales to
     consolidatd sales                             39.7%                 9.0%                13.1%               61.8%

-----------------------------------------------------------------------------------------------------------------------------------

(Notes)
  1. The division of countries and regions
     The division of countries and region is based on geographic proximity.
  2. Main countries and regions in each division
     North America      --    U.S.A., Canada
     Europe             --    Germany, United Kingdom
     Other              --    Thailand, Australia
  3. Overseas sales means sales by TMC and its consolidated subsidiaries from countries or regions outside of Japan.


FY 2003 semi-annual (April 2002 through September 2002)                                                               (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                            North America            Europe               Other               Total
-----------------------------------------------------------------------------------------------------------------------------------

I    Overseas sales                         (Y)3,216,881           (Y)717,383           (Y)1,328,687      (Y)5,262,952

-----------------------------------------------------------------------------------------------------------------------------------

II   Consolidated sales                                                                                      7,886,681

-----------------------------------------------------------------------------------------------------------------------------------

III  Ratio of overseas sales to
     consolidated sales                            40.8%                 9.1%                  16.8%             66.7%

-----------------------------------------------------------------------------------------------------------------------------------

(Notes)
  1. The division of countries and regions
     The division of countries and regions is based on geographic proximity.
  2. Main countries and regions in each division
     North America     --    U.S.A., Canada
     Europe            --    Germany, United Kingdom
     Other             --    Thailand, Australia
  3. Overseas sales means sales by TMC and its consolidated subsidiaries from countries or regions outside of Japan.

        (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

FY 2002 (April 2001 through March 2002)                                                                                (In millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                            North America            Europe               Other               Total
-----------------------------------------------------------------------------------------------------------------------------------
I    Overseas sales                         (Y)5,796,721           (Y)1,572,732        (Y)2,168,685      (Y)9,538,139

-----------------------------------------------------------------------------------------------------------------------------------

II   Consolidated sales                                                                                    15,106,297

-----------------------------------------------------------------------------------------------------------------------------------

III  Ratio of overseas sales to
     consolidated sales                            38.4%                  10.4%               14.3%             63.1%

-----------------------------------------------------------------------------------------------------------------------------------

(Notes)
  1. The division of countries and regions
     The division of countries and regions is based on geographic proximity.
  2. Main countries and regions in each division
     North America      --    U.S.A., Canada
     Europe             --    Germany, United Kingdom
     Other              --    Thailand, Australia
  3. Overseas sales means sales by TMC and its consolidated subsidiaries from countries or regions outside of Japan.

       (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


(Per share data)

------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
          September 30, 2001)                  September 30, 2002)                     March 31, 2002)
------------------------------------------------------------------------------------------------------------------
      Net assets per share               Net assets per share                  Net assets per share
      (Y)1,958.98
                                         (Y)2,179.68                           (Y)2,059.94
      Basic net income per share
      for semi-annual period             Basic net income per share for        Basic net income per share
      (Y)80.27                           semi-annual period
                                                                               (Y)170.69
      TMC does not report the            (Y)158.54
      amount of net income per                                                 Diluted net income per share
      share after dilution for the       Diluted net income per share for
      semi-annual period because         semi-annual period                    (Y)170.69
      net income per share will not
      be diluted by the exercise of      (Y)158.54
      stock options outstanding at
      the end of the semi-annual
      period.

                                         (Note) Bases for the calculation
                                         of basic and diluted net income
                                         per share for the semi-annual
                                         period are as follows:

                                         [Net income per share]

                                         -  Net income for semi-annual
                                            period
                                            (Y)553,797 million

                                         -  Amount not attributable to
                                            common shareholders
                                            (Y)-million

                                         -  Net income of common shares
                                            for the semi-annual period
                                            (Y) 553,797 million

                                         -  Weighted average number of
                                            common shares outstanding
                                            during period 3,492,915,041
                                            shares


                                         [Diluted net income per share]

                                         -   Net income for semi-annual
                                             period (Y)553,797 million

                                         -   Adjustments to net income

                                          Changes in parent's equity
                                         ownership and decrease in
                                         interest expenses by subsidiaries

                                         (Y 2 million)

                                         -    Increase in number of shares

                                         Stock options pursuant to
                                         Commercial Code, Article 280,
                                         clause 20 and Article 280,
                                         clause 21

                                         6,071 shares

                                         - Dilutive securities not
                                           included in the calculation
                                           of diluted net income per
                                           share because of
                                           non-dilutive effect

                                         Stock options issued pursuant to
                                         Old Commercial Code, Article
                                         210, clause 2

                                         Stock options      2,011,000
                                         shares

                                         Warrant bonds    116,400 shares
------------------------------------------------------------------------------------------------------------------

       (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
        April 1, 2001 through                 April 1, 2002 through                 April 1, 2001 through
          September 30, 2001                    September 30, 2002                     March 31, 2002
------------------------------------------------------------------------------------------------------------------
                                         (Additional information)

                                         Commencing this period, the
                                         company has adopted "Accounting
                                         Standard for Earnings Per Share"
                                         (Financial Accounting Standards
                                         No. 2) and "Implementation
                                         Guidance on Accounting Standard
                                         for Earnings Per Share"
                                         (Financial Accounting Standards
                                         Implementation Guidance  No.
                                         4).



                                         The following would have been
                                         the numbers using the old method
                                         (per share)

                                         Net assets per share for the
                                         semi-annual period

                                         (Y)2,158.47

                                         Basic net income per share for
                                         the semi-annual period

                                         (Y)156.15

                                         Diluted net income per share for
                                         the semi-annual period

                                         (Y)156.15
------------------------------------------------------------------------------------------------------------------

       (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


(Subsequent Events)

------------------------------------------------------------------------------------------------------------------
   FY2002 semi-annual consolidated       FY2003 semi-annual consolidated             FY2002 consolidated
       (April 1, 2001 through                (April 1, 2002 through                (April 1, 2001 through
         September 30, 2001)                   September 30, 2002)                      March 31, 2002)
------------------------------------------------------------------------------------------------------------------
                                          Subsequent to the date of this        In conjunction with the
                                          semi-annual period end and            enforcement of the "Defined
                                          before the date of submission         Benefit Enterprise Pension Plan
                                          of this Semi-Annual Securities        Law", TMC and some of its
                                          Report, TMC repurchased 29,385        domestic subsidiaries and
                                          thousand shares of its common         domestic affiliates accounted
                                          stock at a cost of (Y)93,125          for under the equity method
                                          million pursuant to a                 received approval from the
                                          resolution made in its general        Minister of Health, Labor and
                                          shareholders' meeting held on         Welfare for exemption from
                                          June 26, 2002.                        payment of future benefits
                                                                                regarding the substituted
                                                                                portion of the employee pension
                                                                                fund. (TMC received approval on
                                                                                April 1, 2002)

                                                                                TMC and these subsidiaries and
                                                                                affiliates applied the
                                                                                transitional accounting
                                                                                treatment specified in
                                                                                paragraph 47-2 of the
                                                                                "Practical Guidelines of
                                                                                Accounting for Retirement
                                                                                Benefits (Interim Report)",
                                                                                (Accounting Committee Report
                                                                                No. 13 issued by the Japanese
                                                                                Institute of Certified Public
                                                                                Accountants), and recognized an
                                                                                extinguishment of retirement
                                                                                benefit obligation with respect
                                                                                to such substituted portion as
                                                                                of the date of the approval.

                                                                                As a result, TMC anticipates to
                                                                                account for the impact of
                                                                                (Y)189,628 million (forecast) as
                                                                                "Extraordinary gain" and
                                                                                "Equity in earnings of
                                                                                affiliates" in the next
                                                                                consolidated fiscal year.
-------------------------------------------------------------------------------------------------------------------


(2) Other

On July 12, 1999, the U.S. Department of Justice, acting on behalf of the U.S. Environmental Protection Agency, filed a lawsuit against Toyota Motor Sales U.S.A., Inc., a consolidated subsidiary of TMC (on November 22,1999, TMC and Toyota Technical Center U.S.A., inc., a consolidated subsidiary of TMC, were added as defendants) for alleged defects in the fuel evaporative emission leak monitors installed on approximately 2.2 million 1996-1998 model year vehicles sold by TMC in the U.S. in violation of the Clean Air Act.

The U.S. Environmental Protection Agency and the U.S. Department of Justice are seeking the payment of fines and an injunction of sales of new 1996-1998 model year vehicles that are not in compliance with applicable federal regulations. In addition, they are also seeking TMC to take appropriate measures to remedy the alleged non-compliance with the Clean Air Act and civil penalties of up to US$27,500 per vehicle previously sold in violation of that Act.

The lawsuit is currently in the document production phase as part of discovery procedures, but the discovery deadline has been extended several times at the request of the U.S. government. Although TMC cannot predict the timetable on which this lawsuit will proceed, TMC does not expect this matter to have a material effect on its financial condition or operating results.